Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190388

This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but the information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 12, 2014

PROSPECTUS SUPPLEMENT

(to Prospectus dated June 3, 2014)

The Laclede Group, Inc.

$         Floating Rate Senior Notes due 2017

$             % Senior Notes due 2019

$             % Senior Notes due 2044

This is an offering of $         principal amount of Floating Rate Senior Notes due 2017 (the “Floating Rate Notes”), $         principal amount of     % Senior Notes due 2019 (the “2019 Notes”) and $         principal amount of     % Senior Notes due 2044 (the “2044 Notes,” and together with the 2019 Notes, the “Fixed Rate Notes”). In this prospectus supplement, we sometimes refer to the Floating Rate Notes and the Fixed Rate Notes collectively as the “Notes.” The Floating Rate Notes will mature on                     , 2017, the 2019 Notes will mature on                     , 2019 and the 2044 Notes will mature on                     , 2044. We will pay interest on the Floating Rate Notes on             ,             ,             and             of each year, beginning on                     , 2014. We will pay interest on the Fixed Rate Notes on              and              of each year, beginning on                     , 2015.

We may redeem some or all of the Notes from time to time prior to their maturity at the applicable redemption prices more fully described under the heading “Description of the Notes—Optional Redemption of the Notes; No Sinking Fund” in this prospectus supplement. We intend to use the net proceeds of this offering, together with other funds, to finance the Alagasco Acquisition (as defined herein) as described under “Use of Proceeds” in this prospectus supplement. If the Alagasco Acquisition is not consummated by November 15, 2015 or the related Alagasco stock purchase agreement is terminated at any time prior to November 15, 2015, we must redeem all of the Notes under the circumstances and at the redemption price described under the heading “Description of the Notes—Special Mandatory Redemption” in this prospectus supplement. For a more detailed description of the Notes, see “Description of the Notes” beginning on page S-23 of this prospectus supplement.

Each series of the Notes constitutes a new issue of securities with no established trading market. We do not intend to apply for listing of any series of the Notes on any securities exchange or automated quotation system.

Investing in the Notes involves risks. Please read “Risk Factors” beginning on page S-14 of this prospectus supplement.

	Public Offering Price(1)	Underwriting Discount	Proceeds, Before Expenses to Laclede
Per Floating Rate Note due	%	%	%
Total	$	$	$
Per % 2019 Note	%	%	%
Total	$	$	$
Per % 2044 Note	%	%	%
Total	$	$	$

(1)	Plus accrued interest, if any, from , 2014, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, societe anonyme, and Euroclear Bank S.A./N.V., as operator of the Euroclear System, on or about                     , 2014.

Credit Suisse	Wells Fargo Securities

US Bancorp

The date of this prospectus supplement is                     , 2014.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with different or additional information. We are not, and the underwriters are not, making an offer of these securities in any state or jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus is accurate on any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those respective dates.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. This document contains two parts. The first part consists of this prospectus supplement, which provides you with specific information about the Notes that we are selling in this offering and about the offering itself. The second part is the accompanying prospectus, which provides more general information, some of which does not apply to this offering. If the description of this offering varies between this prospectus supplement and the accompanying prospectus or any related free writing prospectus, you should rely on the information contained in this prospectus supplement.

Both this prospectus supplement and the accompanying prospectus include or incorporate by reference important information about us, our securities and other information you should know before investing in the Notes. Before purchasing any Notes, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the heading “Where You Can Find More Information.”

The terms “we,” “our,” “us,” the “Company” and “Laclede” refer to The Laclede Group, Inc. and its subsidiaries unless the context suggests otherwise. The term “you” refers to a prospective investor.

FORWARD-LOOKING STATEMENTS

Certain matters contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, excluding historical information, include forward-looking statements. Certain words, such as “may,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek” and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our current expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

•	weather conditions and catastrophic events, particularly severe weather in the natural gas producing areas of the country;

•	volatility in gas prices, particularly sudden and sustained changes in natural gas prices, including the related impact on margin deposits associated with the use of natural gas derivative instruments;

•	the impact of changes and volatility in natural gas prices on our competitive position in relation to suppliers of alternative heating sources, such as electricity;

•	changes in gas supply and pipeline availability, including decisions by natural gas producers to reduce production or shut in producing natural gas wells, expiration of existing supply and transportation arrangements that are not replaced with contracts with similar terms and pricing, as well as other changes that impact supply for and access to the markets in which our subsidiaries transact business;

•	legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting

•	allowed rates of return

•	incentive regulation

•	industry structure

•	purchased gas adjustment provisions

•	rate design structure and implementation

S-i

•	regulatory assets

•	non-regulated and affiliate transactions

•	franchise renewals

•	environmental or safety matters, including the potential impact of legislative and regulatory actions related to climate change and pipeline safety

•	taxes

•	pension and other postretirement benefit liabilities and funding obligations

•	accounting standards;

•	the results of litigation;

•	retention of, ability to attract, ability to collect from, and conservation efforts of, customers;

•	capital and energy commodity market conditions, including the ability to obtain funds with reasonable terms for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply;

•	discovery of material weakness in internal controls; and

•	employee workforce issues.

In addition, actual results may differ materially from those contemplated in any forward-looking statement due to the timing and likelihood of the closing of our purchase of all of the outstanding shares of Alabama Gas Corporation (“Alagasco”) from Energen Corporation (“Energen”), and the other risk factors discussed in “Risks Related to the Company’s Acquisition Agreement with Energen” under Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, which is incorporated by reference.

Readers are urged to consider the risks, uncertainties, and other factors that could affect our business as described in this prospectus supplement and the accompanying prospectus and the information incorporated by reference therein. All forward-looking statements made or incorporated by reference in this prospectus supplement and the accompanying prospectus rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information contained elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. As a result, this summary is not complete and does not contain all of the information that you should consider before investing in the Notes. You should read the following summary in conjunction with the more detailed information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, which are described under “Where You Can Find More Information” in this prospectus supplement. This prospectus supplement and the accompanying prospectus contain or incorporate forward-looking statements. Forward-looking statements should be read with the cautionary statements and important factors included under “Risk Factors” and “Forward-Looking Statements” in this prospectus supplement as well as the “Risk Factors” sections in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013, as amended, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.

The Laclede Group, Inc.

The Laclede Group, Inc. is a public utility holding company headquartered in St. Louis, Missouri. We have two key business segments: Gas Utility and Gas Marketing. The Gas Utility segment consists of Laclede Gas Company, or Laclede Gas, and serves St. Louis and Eastern Missouri through Laclede Gas and serves Kansas City and Western Missouri through Missouri Gas Energy, or MGE. Together Laclede Gas and MGE provide more than 1.13 million residential, commercial and industrial customers with natural gas utility service. Of Laclede Gas revenues in fiscal year 2013, approximately 65% were from residential customers, 21% from commercial and industrial customers, 11% from off-system sales and capacity release transactions, 2% transportation customers, and 1% interruptible customers and other. Our Gas Marketing segment consists of Laclede Energy Resources, Inc., or LER, an indirect, wholly-owned subsidiary engaged in the wholesale and retail marketing of natural gas and related activities on a non-regulated basis.

Our Strategy

Our corporate strategy continues to be based on leveraging our core competencies in the natural gas industry by:

•	investing in infrastructure;

•	acquiring local gas distribution companies; and

•	developing and investing in emerging technologies.

Investing in our Infrastructure and Gas Marketing Services

In our Gas Utility segment, we continue to invest in our distribution system, further promoting its safety and reliability. In fiscal year 2013, through our accelerated main replacement program, we replaced 68 miles of main. The amounts spent for these replacements are recoverable through an infrastructure system replacement surcharge, a cost recovery mechanism approved by the Missouri Public Service Commission, or MoPSC, that allows us to recover from our customers, between base rate cases, surcharges for the capital costs associated with main replacement. In addition, in fiscal year 2013, Laclede Gas completed a three-year project, referred to as newBLUE, to replace its core information technology systems.

Gas Utility capital expenditures are expected to be approximately $175.0 million in fiscal year 2014, as compared to $128.5 million for fiscal 2013, $106.7 million for fiscal 2012 and $67.3 million for fiscal 2011. The increasing capital expenditures are primarily attributable to additional expenditures for distribution plant and information technology investments and also reflect the addition of the MGE assets acquired in September 2013.

In our Gas Marketing Services segment, we continue to invest in contractual pipeline and storage assets and experienced personnel necessary to provide wholesale and other large commercial and industrial users of natural gas located in the Midwest a competitive alternative for reliable natural gas supply. We offer our customers certainty through a variety of flexible pricing structures for delivered natural gas supply, provide risk management and hedging services, perform gas scheduling and imbalance management services and manage and optimize customers’ pipeline and storage capacity through agency and asset management agreements. Our agreements range in term from as short as transacting on an intra-day basis to as long as entering into five year agreements and longer. In fiscal year 2013, our Gas Services Marketing segment sold 208 Bcf of gas to its customers.

Acquiring Local Gas Distribution Companies

When we pursue growth through acquisition, we utilize a well-defined, disciplined process based on appropriate returns on invested capital. We are focused on looking for those opportunities in the natural gas industry, particularly local distribution companies. Prospective acquisitions will deliver benefits to all stakeholders by increasing our scale, supporting our continued dividend growth and retaining our targeted long-term business mix, which remains largely regulated.

We began execution on this strategy on December 14, 2012, when we entered into definitive acquisition agreements through two wholly owned subsidiaries to acquire from Southern Union Company, or SUG, an affiliate of Energy Transfer Equity, L.P., or ETE, and Energy Transfer Partners, L.P., substantially all of the assets and liabilities of MGE and New England Gas Company, or NEG. MGE and NEG were each an operating division of SUG primarily engaged in the local distribution of natural gas to, in the case of MGE, approximately 500,000 residential, commercial and industrial customers in western Missouri.

On January 11, 2013, the agreement with SUG to acquire MGE was assigned to Laclede Gas and on September 3, 2013, Laclede Gas completed its acquisition of MGE for a purchase price of approximately $940.1 million, including post-closing adjustments.

On February 11, 2013, we entered into a stock purchase agreement with Algonquin Power and Utilities Corporation (“APUC”) pursuant to which it, through its subsidiary Liberty Utilities Co., agreed to acquire for a purchase price of $11 million all of the outstanding shares of our wholly owned subsidiary that was to acquire NEG. APUC completed the acquisition of NEG through the acquisition of our subsidiary on December 20, 2013.

We are continuing our execution of this strategy through the pending acquisition of Alagasco described below.

Developing and Investing in Emerging Technologies

Our strategy of investing in emerging technologies rests in targeting opportunities in natural gas vehicle (“NGV”) fueling stations, combined heat and power, and microturbines and fuel cells. We leverage our expertise gained through 30 years’ experience with NGVs and 15 years’ experience operating NGV fueling stations.

In January 2013, we announced the SpireSM natural gas fueling solutions. Through SpireSM, Laclede Venture Corp., one of our non-utility subsidiaries, and the Building Technologies Division of Siemens Industry, Inc. offer end-to-end NGV fueling solutions. The solutions are tailored to the needs of the anchor tenant and offer services of planning, designing, building, operating and maintaining the facility. The first SpireSM customer is Lambert-St. Louis International Airport where Laclede Venture Corp. built and operates the Lambert-St. Louis NGV fueling station. The facility opened to the public on December 23, 2013. It is used by commercial fleets at the airport and is also available to and used by the public.

Pending Alagasco Acquisition

On April 5, 2014, we entered into a definitive stock purchase agreement to acquire all of the outstanding shares of Alagasco, a wholly owned subsidiary of Energen (the “Alagasco Acquisition”). Alagasco is the largest natural gas utility in the State of Alabama, serving approximately 422,000 residential, commercial and industrial customers. The consideration for the Alagasco Acquisition is $1.6 billion, including the assumption of approximately $250 million of long-term debt, including the current portion. Laclede has agreed to make an election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended, to treat the Alagasco Acquisition as a deemed purchase and sale of assets for tax purposes, resulting in an effective purchase price of $1.34 billion after taking into account the present value, amounting to approximately $260 million, of such tax election. The consideration will be subject to customary post-closing adjustments for cash, indebtedness and working capital. Following completion of the Alagasco Acquisition, Alagasco will be a wholly-owned subsidiary of Laclede.

Concurrently with the execution of the stock purchase agreement in April, we entered into a commitment letter with Credit Suisse AG and its affiliates (collectively, “Credit Suisse”) and Wells Fargo Bank, National Association and its affiliates (collectively, “Wells Fargo”, and together with Credit Suisse and the other 11 banks to which the facility has been subsequently syndicated, the “Banks”). Pursuant to the commitment letter, the Banks have committed to provide a 364-day senior bridge term loan facility (the “Bridge Loan Facility”) in an aggregate principal amount of up to $1.35 billion to fund the Alagasco Acquisition. The commitment is subject to various conditions, including (i) the absence of a material adverse effect having occurred with respect to either Laclede (on a combined basis with Alagasco) or Alagasco, (ii) no default created under any material contractual obligation or creation or imposition of any security interest or lien, in each case, related to our entering into and performance of the Bridge Loan Facility, (iii) the execution of satisfactory definitive documentation, (iv) Laclede having, after giving effect to the Alagasco Acquisition, including the funding of the Bridge Loan Facility, liquidity of at least $200 million in either cash, cash equivalents on hand or unfunded revolving credit, and (v) other customary closing conditions.

On June 11, 2014, Laclede completed public offerings of its common stock and equity units generating net proceeds of approximately $600 million, which will be used to fund a portion of the purchase price for the Alagasco Acquisition or other general corporate purposes (if the Alagasco Acquisition is not consummated). The proceeds from such offerings automatically reduced the commitments of the Banks under the Bridge Loan Facility by an equal amount. On June 16, 2014, Laclede and the Banks entered into a first amendment to the Bridge Loan Facility to reduce the aggregate commitments of the Banks to $700 million.

Any permanent debt financing obtained by Laclede on or prior to the closing of the Alagasco Acquisition, including the financing contemplated by this offering of Notes, will further reduce the amount of the commitment. We expect that borrowings under the Bridge Loan Facility, if any, will be repaid with the proceeds of subsequent issuances of debt by us.

After giving effect to the Alagasco Acquisition and the acquisition of MGE, pro forma net income, pro forma net economic earnings and pro forma adjusted EBITDA for the year ended September 30, 2013 would have been $115.9 million, $128.1 million and $392.4 million, respectively. For a reconciliation of pro forma net economic earnings and pro forma adjusted EBITDA to pro forma net income, see “—Non-GAAP Financial Measures.” We expect the Alagasco Acquisition to be accretive to earnings per share beginning in the first full year following closing of the Alagasco Acquisition, which is currently expected to occur by September 2014.

Acquisition Rationale

We believe the Alagasco Acquisition will provide us with the following significant benefits:

•	Fits regulated growth strategy. The Alagasco Acquisition is strategic and accretive, delivering on our commitment to growth and long-term shareholder value. Alagasco fits in terms of size, scope and culture. By continuing to leverage our core competencies and regional expertise and by expanding our footprint beyond Missouri, we build on the synergies that have come about through the acquisition of MGE and add to the scale of our regulated utility business.

•	Accretive. We expect the Alagasco Acquisition will add to net economic earnings per share beginning in fiscal year 2015, support long-term net economic earnings growth and provide incremental earnings beyond the anticipated uplift from the MGE acquisition. Also, we expect the acquisition of Alagasco to generate cash flow to support investment in the business and shareholder returns.

•	Supports dividend growth. We recently increased our dividend for the 11th consecutive year and we have paid dividends continuously since 1946. The purchase of Alagasco is expected to support additional dividend growth at a sustainable payout ratio.

•	Provides geographic and regulatory diversity. The addition of Alagasco increases our business diversity and adds a progressive and highly-rated regulatory environment.

The Alagasco Acquisition creates a gas utility holding company that will serve approximately 1.55 million customers. Giving effect to the Alagasco Acquisition, our organizational structure will be as shown below:

Sources and Uses

The estimated sources and uses of the funds for the Alagasco Acquisition, assuming the Alagasco Acquisition had closed June 30, 2014, are shown in the table below. Actual amounts will vary from estimated amounts depending on several factors, including:

•	the amount of net proceeds that we receive from this offering of the Notes; and

•	changes in our debt balances and net working capital from June 30, 2014 to the closing of the Alagasco Acquisition.

There can be no assurance that the Alagasco Acquisition will be consummated under the terms contemplated or at all.

($ in Millions)
Sources		Uses
Short-term Debt	$145.0	Purchase of Alagasco Stock	$1,350.0
Assumption of Long-term Debt(1)	250.0	Assumption of Long-term Debt(1)	250.0
Notes Offered Hereby(2)	625.0	Fees and Expenses(4)	42.5

Equity Units(3)	143.8
Common Stock(3)	478.7

Total Sources	$1,642.5	Total Uses	$1,642.5

(1)	Includes the current portion of long-term debt.
(2)	Represents the gross proceeds of this offering assuming $625,000,000 in aggregate principal amount of the Notes offered hereby at an offering price of 100%.
(3)	Represents the respective gross proceeds of the offerings of Laclede’s common stock and equity units completed on June 11, 2014.
(4)	Represents fees and expenses, including the underwriting discount, commitment fees, legal, accounting and other fees and expenses associated with the completion of the Alagasco acquisition and the financing transactions.

Other Information

Our principal executive offices are located at 720 Olive Street, St. Louis, Missouri 63101 and our telephone number is 314-342-0500. We maintain a website at www.thelacledegroup.com where general information about us is available. We are not incorporating the contents of the website into this prospectus supplement or the accompanying prospectus. For additional information regarding our business, we refer you to our filings with the SEC incorporated into this prospectus supplement by reference. Please read “Where You Can Find More Information.”

The Offering

Issuer	The Laclede Group, Inc., a Missouri corporation

Securities offered	$ aggregate principal amount of Floating Rate Senior Notes due 2017;

$ aggregate principal amount of % Senior Notes due 2019; and

$ aggregate principal amount of % Senior Notes due 2044.

Original issue date	, 2014

Maturity date	, 2017 for the Floating Rate Notes;

, 2019 for the 2019 Notes; and

, 2044 for the 2044 Notes.

Interest rate	Three-month LIBOR (as defined herein) plus % per annum for the Floating Rate Notes;

% per annum for the 2019 Notes; and

% per annum for the 2044 Notes.

Interest payment dates	Interest on the Floating Rate Notes will accrue from and including , 2014, and is payable on , , and of each year, beginning on , 2014.

Interest on the 2019 Notes and 2044 Notes will accrue from and including , 2014, and is payable on and of each year, beginning on , 2015.

Optional redemption	The Floating Rate Notes will be redeemable, in whole or in part, at our option, at any time and from time to time on or after the date that is one year prior to maturity at par.

The 2019 Notes and 2044 Notes will be redeemable, in whole or in part, at our option, at any time and from time to time prior to the date that is one month prior to maturity for the 2019 Notes and six months prior to maturity for the 2044 Notes at a “make-whole” redemption price as described under “Description of the Notes—Optional Redemption of the Notes; No Sinking Fund” in this prospectus supplement. At any time on or after the date that is one month prior to maturity for the 2019 Notes, and the date that is six months prior to maturity for the 2044 Notes, such Notes will be redeemable in whole at par.

Special Mandatory Redemption	In the event that the Alagasco Acquisition is not consummated by November 15, 2015 or the Alagasco acquisition agreement is terminated at any time prior to November 15, 2015, we will redeem all of the Notes on the special mandatory redemption date (as defined under “Description of the Notes — Special Mandatory Redemption” below) at a redemption price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest to, but not including, the special mandatory redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Ranking	The Notes will be direct unsecured general obligations of Laclede and will rank equally with all other unsecured and unsubordinated indebtedness of Laclede from time to time outstanding. As of June 30, 2014, Laclede, excluding its subsidiaries, had approximately $25 million of unsecured and unsubordinated indebtedness and $144 million of subordinated indebtedness.

Because we are a holding company, our obligations under the Notes will be effectively subordinated to all existing and future liabilities of our subsidiaries. As of June 30, 2014, our current primary operating subsidiary, Laclede Gas, and Alagasco, which we expect to acquire later this fiscal year (see “Prospectus Supplement Summary—Pending Alagasco Acquisition”), had approximately $810 million and $250 million, respectively, principal amount of outstanding long-term debt (including securities due within one year), which would be senior to our rights as sole shareholder and, as applicable, creditor of those companies.

Further issuances	We may, without the consent of the holders of the Notes of any series, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Notes of any series (except for the original issue date, the public offering price and, if applicable, the initial interest payment date).

Denomination	We will issue the Notes in denominations of $2,000 and in integral multiples of $1,000 in excess of $2,000.

Trading	The Notes will not be listed on any securities exchange or be quoted on any automated dealer quotation system.

Trustee	UMB Bank & Trust, N.A.

Risk Factors	An investment in the Notes involves various risks. Prospective investors should carefully consider the matters described under the caption entitled “Risk Factors” beginning on page S-14 of this prospectus supplement, as well as the additional risk factors referred to therein and described in Item 1A of Part I of our Annual Report on Form 10-K for the year ended September 30, 2013, as amended, and in Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.

Summary Historical and Pro Forma Financial Information

The following tables set forth certain historical financial information for us, as well as certain pro forma financial information after giving effect to the Alagasco Acquisition.

Our Summary Historical Financial Information

The following tables set forth, for the periods and at the dates indicated, our summary consolidated financial information. We have derived the summary consolidated income statement information for each of the three years in the period ended September 30, 2013, and the summary consolidated balance sheet information at September 30, 2013 and 2012 from our audited consolidated financial statements incorporated by reference in this prospectus supplement. We have derived the summary consolidated income information and the other financial information for the nine months ended June 30, 2014 and June 30, 2013, and the summary consolidated balance sheet information at June 30, 2014 and June 30, 2013, from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement. Historical results are not indicative of the results to be expected in the future. In addition, our results for the nine months ended June 30, 2014, are not necessarily indicative of results expected for the full year ending September 30, 2014. This summary consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013, as amended, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, which are incorporated by reference in this prospectus supplement.

	Years Ended September 30,			Nine Months Ended June 30,
	2013(1)	2012	2011	2014	2013
	(Millions)
Income Statement Information:
Total operating revenues	$1,017.0	$1,125.5	$1,603.3	$1,404.9	$869.9
Total operating expenses	920.5	1,014.9	1,485.1	1,230.1	763.7
Operating income	96.5	110.6	118.2	174.8	106.2
Net income	52.8	62.6	63.8	99.5	62.4

Other Financial Information:
Depreciation and amortization	49.3	41.3	40.0	59.1	34.7
Net economic earnings(2)	65.0	62.6	62.4	102.5	68.9
Adjusted EBITDA(2)	165.6	155.4	158.2	244.5	151.4

	At September 30,		At June 30,
	2013(3)	2012	2014(3)	2013
	(Millions)
Balance Sheet Information:
Assets
Current assets:
Cash and cash equivalents	$53.0	$27.5	$571.8	$556.5
Total current assets	475.9	343.0	995.2	841.4
Net utility plant	1,776.6	1,019.3	1,827.9	1,082.9
Total assets	3,125.4	1,880.3	3,656.7	2,422.0
Liabilities and capitalization
Current liabilities:
Notes payable	74.0	40.1	—	—
Current portion of long-term debt	—	25.0	—	—
Total current liabilities	353.2	252.1	320.1	182.8

	At September 30,		At June 30,
	2013(3)	2012	2014(3)	2013
	(Millions)
Capitalization:
Long-term debt, less current portion	$912.7	$339.4	$976.6	$464.4
Total common stock equity	1,046.3	601.6	1,533.8	1,081.0
Total capitalization	1,959.0	941.0	2,510.4	1,545.4
Total liabilities and capitalization	3,125.4	1,880.3	3,656.7	2,422.0

(1)	Fiscal year 2013 results include one month of results from MGE.
(2)	Net economic earnings and adjusted EBITDA are defined under “—Non-GAAP Financial Measures” below.
(3)	Assets and liabilities of MGE are only reflected in the summary consolidated balance sheet information at September 30, 2013 and June 30, 2014.

Non-GAAP Financial Measures

The body of accounting principles generally accepted in the United States is commonly referred to as “GAAP.” A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this prospectus supplement, we disclose adjusted EBITDA and pro forma adjusted EBITDA and net economic earnings and pro forma net economic earnings, each of which is a non-GAAP financial measure.

We define adjusted EBITDA as income before interest expense, income taxes, depreciation and amortization, and certain specified charges. We define pro forma adjusted EBITDA as pro forma net income before interest expense, income taxes, depreciation and amortization, and certain specified charges. We believe adjusted EBITDA and pro forma adjusted EBITDA are important measures of operating performance because they allow management, investors and others to evaluate and compare our core operating results, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences and other specified charges that management excludes when evaluating ongoing performance.

We also use the non-GAAP measure of net economic earnings when internally evaluating results of operations. This non-GAAP measure excludes from net income the after-tax impacts of fair value accounting and timing adjustments associated with energy-related transactions as well as acquisition, divestiture and restructuring activities. These adjustments include timing differences where the accounting treatment differs from the economic substance of the underlying transaction, including the following:

•	net unrealized gains and losses on energy-related derivatives that are required by GAAP fair value accounting associated with current changes in the fair value of financial and physical transactions prior to their completion and settlement. These unrealized gains and losses result primarily from two sources:

•	changes in the fair values of physical or financial derivatives prior to the period of settlement; and

•	ineffective portions of accounting hedges, required to be recorded in earnings prior to settlement, due to differences in commodity price changes between the locations of the forecasted physical purchase or sale transactions and the locations of the underlying hedge instruments;

•	lower of cost or market adjustments to the carrying value of commodity inventories resulting when the market price of the commodity falls below its original cost, to the extent that those commodities are economically hedged; and

•	realized gains and losses resulting from the settlement of economic hedges prior to the sale of the physical commodity.

These adjustments eliminate the impact of timing differences and the impact of current changes in the fair value of financial and physical transactions prior to their completion and settlement. Unrealized gains or losses are recorded in each period until being replaced with the actual gains or losses realized when the associated physical transactions occur. While management uses these non-GAAP measures to internally evaluate the results of operations of both Laclede Gas and LER, the net effect of adjustments on Laclede Gas’ earnings is minimal because gains or losses on its natural gas derivative instruments are deferred pursuant to its purchased gas adjustment clause, as authorized by the MoPSC.

Management believes that excluding the earnings volatility caused by recognizing changes in fair value prior to settlement and other timing differences associated with related purchase and sale transactions provides a useful representation of the economic effects of only the actual settled transactions and their effects on results of operations. In addition, management excludes the effect of costs related to unique acquisition, divestiture and restructuring activities when evaluating on-going performance, and therefore excludes these costs from net economic earnings. When calculating net economic earnings per share in 2013 we excluded from the weighted average number of shares the shares of our common stock issued in May 2013 as part of the financing of the acquisition of MGE. We believe that this presentation provides a useful representation of operating performance by facilitating comparison of year over year results because MGE’s results are only reflected for approximately one month of the year ended September 30, 2013.

These non-GAAP operating metrics should not be considered as alternatives to, or more meaningful than, GAAP measures such as net income. Reconciliations of adjusted EBITDA and net economic earnings to the Company’s most directly comparable GAAP measures are provided below.

	Years Ended September 30,			Nine Months Ended June 30,
	2013	2012	2011	2014	2013
	(Millions)
Net economic earnings:
Net income (GAAP)	$52.8	$62.6	$63.8	$99.5	$62.4
Unrealized (gain) loss on energy related derivatives(1)	0.5	(0.3)	(1.4)	(2.3)	0.6
Lower of cost or market inventory adjustments(1)	0.9	—	—	(0.7)	0.6
Realized (gain) loss on economic hedges prior to the sale of the physical commodity(1)	—	0.2	—	(0.1)	—
Acquisition, divestiture, and restructuring activities(1)	10.8	0.1	—	6.1	5.3

Net economic earnings (Non-GAAP)	$65.0	$62.6	$62.4	$102.5	$68.9

Adjusted EBITDA:
Net income (GAAP)	$52.8	$62.6	$63.8	$99.5	$62.4
Income tax	17.6	26.3	29.2	43.1	26.2
Interest	28.6	24.9	25.4	31.2	19.6
Depreciation and amortization	49.3	41.3	39.8	59.1	34.7
Acquisition, divestiture, and restructuring activities	17.3	0.3	—	11.6	8.5

Adjusted EBITDA (Non-GAAP)	$165.6	$155.4	$158.2	$244.5	$151.4

(1)	Amounts presented are net of income taxes. Income taxes are calculated by applying federal, state, and local income tax rates applicable to ordinary income to the amounts of the pre-tax reconciling items.

The following table provides reconciliations of pro forma net economic earnings and pro forma adjusted EBITDA to the Company’s most directly comparable pro forma GAAP measures for the 2013 fiscal year. Pro forma adjustments for fiscal year 2013 reflect adjustments with respect to the acquisitions of MGE and Alagasco. See “—Summary Unaudited Pro Forma Financial Information.”

Pro Forma Fiscal Year 2013
(Millions)
Net economic earnings:
Net income (GAAP)	$115.9
Unrealized loss on energy related derivatives(1)	0.5
Realized (gain) on economic hedges prior to the sale of the physical commodity(1)	—
Lower of cost or market inventory adjustments(1)	0.9
Acquisition, divestiture, and restructuring activities, net of tax(1)	10.8

Net economic earnings (Non-GAAP)	$128.1

Adjusted EBITDA:
Net income (GAAP)	$115.9
Income tax	57.3
Interest	81.0
Depreciation and amortization	120.9
One-time expenses and normalizing adjustments	17.3

Adjusted EBITDA (Non-GAAP)	$392.4

(1)	Amounts are presented net of income taxes. Income taxes are calculated by applying federal, state, and local income tax rates applicable to ordinary income to the amounts of the pre-tax reconciling items.

Summary Unaudited Pro Forma Financial Information

The following tables set forth, for the periods and at the dates indicated, summary unaudited pro forma financial information for Laclede after giving effect to the Alagasco Acquisition. The summary unaudited pro forma income statement information for the year ended September 30, 2013 gives effect to the Alagasco Acquisition and the acquisition of MGE as if they were completed on October 1, 2012. The summary unaudited pro forma income statement information for the nine months ended June 30, 2014 gives effect to the Alagasco Acquisition as if it were completed on October 1, 2013. The summary unaudited pro forma income statement for the year ended September 30, 2013 includes the results of Alagasco for its fiscal year ended December 31, 2013, and the summary unaudited pro forma income statement for the nine months ended June 30, 2014 includes the results of operations of Alagasco for the nine-month period ended June 30, 2014. As such, the three-month period ended December 31, 2013 for Alagasco is included in both the summary unaudited pro forma income statement for the year ended September 30, 2013 and nine months ended June 30, 2014. The summary unaudited pro forma balance sheet information as of June 30, 2014 gives effect to the Alagasco Acquisition as if it were completed on such date. We have derived this summary unaudited pro forma combined condensed financial information from the unaudited pro forma combined condensed financial statements contained in our Current Report on Form 8-K filed with the SEC on August 12, 2014, which is incorporated by reference in this prospectus supplement.

The combined historical consolidated financial information has been adjusted in the summary unaudited pro forma financial information below to give effect to pro forma events that are:

•	directly attributable to the Alagasco Acquisition and the acquisition of MGE;

•	factually supportable; and

•	with respect to income statement information, expected to have a continuing impact on the combined results of Laclede and Alagasco.

The summary unaudited pro forma financial information below does not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies or restructuring that could result from the Alagasco Acquisition. Further, the summary unaudited pro forma financial information does not reflect the effect of any regulatory actions that may impact the unaudited pro forma combined condensed financial statements when the Alagasco Acquisition is completed.

The summary unaudited pro forma income statement information for the nine months ended June 30, 2014 reflects $1.2 million, after-tax, of certain expenses related to the Alagasco Acquisition. There were no such expenses for the year ended September 30, 2013.

Assumptions and estimates underlying the pro forma adjustments are described in the notes accompanying the unaudited pro forma combined condensed financial statements incorporated by reference in this prospectus supplement, which should be read in connection with the summary unaudited pro forma financial information set forth below. Because the unaudited pro forma combined condensed financial statements have been prepared in advance of the completion of the Alagasco Acquisition, the final amounts recorded upon closing may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed and additional information available at the time of the closing of the Alagasco Acquisition.

The summary unaudited pro forma financial information below has been presented for illustrative purposes only and is not necessarily indicative of results of operations and financial position that would have been achieved had the pro forma events taken place on the dates indicated, or the future consolidated results of operations or financial position of the combined company. In addition, results for the nine months ended June 30, 2014 are not necessarily indicative of results expected for the full year of 2014.

	Year Ended September 30, 2013	Nine Months Ended June 30, 2014
	(Millions)
Pro Forma Income Statement Information:
Total operating revenues	$2,051.5	$1,905.4
Total operating expenses	1,813.8	1,615.7
Operating income	237.7	289.7
Net income	115.9	154.5

At June 30, 2014
(Millions)
Pro Forma Balance Sheet Information:
Assets
Current assets:
Cash and cash equivalents	$20.5
Total current assets	550.6
Net utility plant	2,720.7
Total assets	5,010.4

At June 30, 2014
(Millions)
Liabilities and capitalization
Current liabilities:
Notes payable	$220.0
Total current liabilities	724.6
Capitalization:
Long-term debt, less current portion	1,801.4
Total common stock equity	1,531.0
Total capitalization	3,332.4
Total liabilities and capitalization	5,010.4

Our fiscal year ends on September 30 whereas Alagasco’s fiscal year ends on December 31. Due to this difference in fiscal year end dates, the results of Alagasco for the three months ended December 31, 2013 are included in both the summary unaudited pro forma income statement information for the fiscal year ended September 30, 2013 and the nine months ended June 30, 2014. Additional financial information about Alagasco’s results for the three months ended December 31, 2013 is presented below.

(Millions)
Operating revenues	$142.8
Operating income	34.8
Net income	19.8

RISK FACTORS

In considering whether to invest in the Notes, you should carefully consider all of the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should consider the risk factors described in our periodic reports filed with the SEC, including those set forth under the caption “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended September 30, 2013, as amended, and in Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, which are incorporated by reference in this prospectus supplement, as well as the additional risks described below. Additional risks and uncertainties not currently known to us or those currently viewed by us to be immaterial may also materially and adversely affect us.

Risks Related to Investing in the Notes

Any lowering of the credit ratings on the Notes would likely reduce their value.

As described under the caption “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended September 30, 2013, as amended, the rating agencies that provide us with credit ratings from time to time implement new requirements for various rating levels, which may require us to take steps to change our business plans in ways that may affect our results of operations. Our credit ratings are at investment grade, but are subject to review and change by the rating agencies. Such ratings are limited in scope, and do not address all material risks relating to an investment in the Notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There is no assurance that such credit ratings will be issued or remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. It is also possible that such ratings may be lowered in connection with the application of the proceeds of this offering or in connection with future events, such as future acquisitions. Holders of the Notes will have no recourse against us or any other parties in the event of a change in or suspension or withdrawal of such ratings. Any lowering, suspension or withdrawal of such ratings may have an adverse effect on the market price or marketability of the Notes. In addition, any decline in the ratings of the Notes may make it more difficult for us to raise capital on acceptable terms.

We must rely on cash from our subsidiaries to make payments on the Notes.

We conduct our operations primarily through our subsidiaries and substantially all of our consolidated assets are held by our subsidiaries. Accordingly, our cash flow and our ability to meet our obligations under the Notes are largely dependent upon the earnings of our subsidiaries and the distribution or other payment of these earnings to us in the form of dividends or, in the case of non-utility subsidiaries, loans. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on the Notes or to make any funds available for payment of amounts due on the Notes. Any payment of dividends, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions and will be contingent upon the subsidiaries’ earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon their bankruptcy, liquidation or similar reorganization, and therefore the right of the holders of the Notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors, as described below. Even if we are a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

The Notes are structurally subordinated to any existing or future preferred stock, indebtedness, guarantees and other liabilities of our subsidiaries.

Because we are a holding company, our obligations under the Notes will be effectively subordinated to all existing and future liabilities of our subsidiaries. Therefore, our rights as sole shareholder and the rights of our creditors, including the rights of the holders of the Notes, to participate in the liquidation of assets of any subsidiary will be subject to the prior claims of the subsidiary’s creditors. To the extent that we may be a creditor with recognized claims against any of our subsidiaries, our claims would still be effectively subordinated to any security interest in, or mortgages or other liens on, the assets of the subsidiary and would be subordinated to any indebtedness, other liabilities, and preferred securities of the subsidiary senior to that held by us. As of June 30, 2014, our current primary operating subsidiary, Laclede Gas, and Alagasco, which we expect to acquire later this fiscal year (see “Prospectus Supplement Summary—Pending Alagasco Acquisition”), had approximately $810 million and $250 million, respectively, principal amount of outstanding long-term debt (including securities due within one year), which would be senior to our rights as sole shareholder and, as applicable, creditor of those companies. Our subsidiaries have no preferred securities outstanding.

The indenture does not limit the amount of debt we may incur or restrict our ability to engage in other transactions that may adversely affect holders of the Notes; there are no financial covenants in the indenture.

The indenture under which the notes will be issued does not limit the amount of debt that we may incur. The indenture does not contain any financial covenants or other provisions that would afford the holders of the Notes any substantial protection in the event we participate in a highly leveraged transaction. Also, as of June 30, 2014, our current primary operating subsidiary, Laclede Gas, and Alagasco, which we expect to acquire later this fiscal year (see “Prospectus Supplement Summary—Pending Alagasco Acquisition”), have approximately $810 million and $250 million, respectively, principal amount of outstanding long-term debt (including securities due within one year), which would be senior to our rights as sole shareholder and, as applicable, creditor of those companies. In addition, all of Laclede Gas’ long-term debt is issued under a first mortgage bond indenture that is secured by a lien on substantially all of its utility plant. If we incur additional debt or liabilities, our ability to pay our obligations on the Notes could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, the indenture does not limit our ability to pay dividends, make distributions or repurchase shares of our common stock. Any such transaction could adversely affect you.

We may choose to redeem the Notes prior to maturity.

We may redeem all or a portion of the Notes at any time. See “Description of the Notes—Optional Redemption of the Notes; No Sinking Fund” in this prospectus supplement. If prevailing interest rates are lower at the time of redemption, holders of the Notes may not be able to reinvest the redemption proceeds in a comparable security at an interest rate as high as the interest rate of the Notes being redeemed.

We cannot provide assurance that an active trading market will develop for the Notes.

The Notes will constitute new series of securities with no established trading market. We do not intend to apply to list the Notes for trading on any securities exchange or to include the Notes in any automated quotation system. We cannot provide assurance that an active trading market for the Notes will develop or as to the liquidity or sustainability of any such market, the ability of holders of the Notes to sell their Notes or the price at which holders of the Notes will be able to sell their Notes. Future trading prices of the Notes will also depend on many other factors, including, among other things, prevailing interest rates, the market for similar securities, our financial performance and other factors. The market prices of and liquidity of any market for the Floating Rate Notes, in particular, will be influenced by the three-month LIBOR rate, volatility in such rate and events that affect LIBOR rates generally.

The future trading price of the Notes is subject to fluctuation.

Future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, the liquidity of the market for the Notes, the market for similar securities, the time remaining to maturity of the Notes and the terms related to optional redemption of the Notes. Future trading prices of the

Notes also may be affected by our business, financial condition, results of operations and credit ratings and could be affected by the business, results of operations and credit ratings of our affiliates. Accordingly, there can be no assurance as to the price at which holders will be able to sell their Notes.

The amount of interest payable on the Floating Rate Notes is set once per period based on the three-month LIBOR rate on the interest determination date, which rate may fluctuate substantially.

In the past, the level of the three-month LIBOR rate has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the three-month LIBOR rate are not necessarily indicative of future levels. Any historical upward or downward trend in the three-month LIBOR rate is not an indication that the three-month LIBOR rate is more or less likely to increase or decrease at any time during a floating rate interest period, and you should not take the historical levels of the three-month LIBOR rate as an indication of its future performance. You should further note that although the actual three-month LIBOR rate on an interest payment date or at other times during an interest period may be higher than the three-month LIBOR rate on the applicable interest determination date, you will not benefit from the three-month LIBOR rate at any time other than on the interest determination date for such interest period. As a result, changes in the three-month LIBOR rate may not result in a comparable change in the market value of the Floating Rate Notes.

Uncertainty relating to the LIBOR calculation process may adversely affect the value of the Floating Rate Notes.

Regulators and law enforcement agencies in the United Kingdom and elsewhere are conducting civil and criminal investigations into whether the banks that contribute to the British Bankers’ Association (the “BBA”) in connection with the calculation of daily LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to this alleged manipulation of LIBOR.

Actions by the BBA, regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined. At this time, it is not possible to predict the effect of any such changes and any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere. Uncertainty as to the nature of such potential changes may adversely affect the trading market for LIBOR-based securities, including the Floating Rate Notes.

If we do not complete the Alagasco Acquisition on or prior to November 15, 2015, we will be required to redeem all of the Notes and as a result you may not obtain your expected return on such Notes.

Our ability to complete the Alagasco Acquisition is subject to various closing conditions, many of which are beyond our control. In addition, if the closing of the Alagasco Acquisition has not yet occurred, the Alagasco stock purchase agreement may be terminated by either party after May 1, 2015 (subject to extension to August 3, 2015, under certain circumstances related to fulfillment of regulatory closing conditions). If we are unable to complete the transaction on or prior to November 15, 2015, or the Alagasco stock purchase agreement is terminated at any time prior to that date, we will be required to redeem all of the Notes at a redemption price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest to, but not including, the special mandatory redemption date. However, there is no escrow account or security interest for the benefit of the holders of the Notes to effect the special mandatory redemption. If we are required to redeem the Notes pursuant to the special mandatory redemption provision, you may not obtain your expected return on the Notes and you may not be able to reinvest the proceeds from the special mandatory redemption in an investment that results in a comparable return. You will have no rights under the special mandatory redemption provision as long as the Alagasco Acquisition is completed, nor will you have any rights to require us to repurchase the Notes if, between the closing of this offering and the consummation of the Alagasco Acquisition, we experience any change in our business or financial condition, or if the terms of the Alagasco Acquisition or the financing thereof change. See “Description of the Notes—Special Mandatory Redemption” in this prospectus supplement.

Risks Related to the Alagasco Acquisition

The Alagasco Acquisition may not be completed, which could adversely affect our business, financial condition or results of operations.

On April 5, 2014, we entered into a definitive stock purchase agreement with Energen to acquire 100 percent of the common stock of Alagasco. On July 22, 2014, the Alabama Public Service Commission (“APSC”) unanimously voted to approve the Alagasco Acquisition and subsequently issued a written order reflecting its decision effective July 24, 2014. Pursuant to Alabama law, a losing party has 30 days to appeal an order of the APSC. No party to the proceeding before the APSC formally opposed the application for approval.

In addition, the stock purchase agreement contains other customary closing conditions which may not be satisfied or waived or may take longer than anticipated to satisfy. The Alagasco Acquisition subjects us to a number of additional risks, including the following:

•	our estimate of the costs to complete the acquisition and the operating performance after the completion of the acquisition may vary significantly from actual results;

•	both before and after the closing of the acquisition, the attention of management may be diverted to the acquisition and the subsequent integration of Alagasco rather than to current operations or the pursuit of other opportunities that could be beneficial to Laclede;

•	the potential loss of key employees of Laclede or of Alagasco who may be uncertain about their future roles if and when the acquisition is completed; and

•	the trading price of Laclede’s common stock may decline to the extent that the current market price reflects a market assumption that the Alagasco Acquisition will be completed.

The stock purchase agreement contains certain termination rights for both us and Energen, including, among others, the right to terminate if the Alagasco Acquisition is not completed by May 1, 2015 (subject to extension to August 3, 2015, under certain circumstances related to fulfillment of the regulatory approval closing conditions).

The occurrence of any of these events individually or in combination could have a material adverse effect on our business, financial condition or results of operations or the trading price of our common stock.

We expect the offering of the Notes will provide permanent financing for the Alagasco Acquisition in lieu of or to refund borrowings under the Bridge Loan Facility, and, as a result, we are subject to market risks including market demand for debt offerings, interest rate volatility, and adverse impacts on our credit ratings.

In connection with the stock purchase agreement, we have obtained a commitment from the Banks for the Bridge Loan Facility, which may be used to finance a significant portion of the Alagasco Acquisition and pay related fees and expenses in the event that permanent financing is not completed at the time of the closing of the Alagasco Acquisition. On June 11, 2014, we completed public offerings of 10,350,000 shares of our common stock, which generated net proceeds of $459.7 million, and 2,875,000 equity units, which generated net proceeds of $139.4 million. As a result of these offerings and an amendment to the Bridge Loan Facility in June 2014, the commitment under the Bridge Loan Facility was reduced from $1.35 billion to $700 million. The remainder of the permanent financing is anticipated to include the Notes offered hereby, supplemented by, as appropriate, corporate cash and short-term credit facility borrowings.

Although we and our advisers believe we have taken prudent steps to position Laclede and its subsidiaries for successful capital raises, there can be no assurance as to the ultimate cost or availability of funds to complete the permanent financing.

Among other risks, the planned increase in indebtedness may:

•	make it more difficult for us to repay or refinance our debts as they become due during adverse economic and industry conditions;

•	limit our flexibility to pursue other strategic opportunities or react to changes in our business and the industry in which we operate and, consequently, place us at a competitive disadvantage to competitors with less debt;

•	require an increased portion of our cash flows from operations to be used for debt service payments, thereby reducing the availability of cash flows to fund working capital, capital expenditures, dividend payments and other general corporate purposes;

•	result in a downgrade in the credit rating of our indebtedness, which could limit our ability to borrow additional funds or increase the interest rates applicable to our indebtedness;

•	result in higher interest expense in the event of increases in market interest rates for both long-term debt as well as short-term commercial paper, bank loans or borrowings under our line of credit at variable rates;

•	reduce the amount of credit available to support hedging activities; and

•	require that additional terms, conditions or covenants be placed on us.

In addition, in order to maintain investment-grade credit ratings, we may consider it appropriate to reduce the amount of indebtedness outstanding following the Alagasco Acquisition. This may be accomplished in several ways, including issuing additional shares of common stock or securities convertible into shares of our common stock, reducing discretionary uses of cash or a combination of these and other measures. The specific measures that management may ultimately decide to use to maintain or improve our credit ratings and their timing will depend upon a number of factors, including market conditions and forecasts at the time those decisions are made.

The Alagasco Acquisition and associated costs and integration efforts, and continued integration efforts with respect to MGE, may adversely affect our business, financial condition or results of operations.

While management currently anticipates that the Alagasco Acquisition will be accretive to our net economic earnings per share beginning in fiscal year 2015, this expectation is based on preliminary estimates which may materially change. We may encounter additional Alagasco Acquisition and integration-related costs, may fail to realize all of the anticipated benefits of the acquisitions of Alagasco and MGE or be subject to other factors that affect those preliminary estimates.

The diversion of management’s attention and any delays or difficulties encountered in connection with the Alagasco Acquisition and the integration of Alagasco and MGE’s operations could have an adverse effect on our business, results of operations, financial condition or prospects after the acquisition is ultimately consummated.

In addition, we expect to incur costs associated with the acquisition of Alagasco, as well as transaction fees and other costs related to the Alagasco Acquisition. We also will incur integration costs in connection with the acquisition of Alagasco, and we are incurring such costs for the MGE acquisition. Management is in the early stages of assessing the magnitude of these costs for Alagasco and additional unanticipated costs may be incurred in the integration of the business.

The summary unaudited pro forma financial information contained elsewhere in or incorporated by reference in this prospectus supplement may not be representative of the combined results of Laclede, MGE and Alagasco after the consummation of the acquisition of MGE and the Alagasco Acquisition, and accordingly, you have limited financial information on which to evaluate the integrated companies.

The summary unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the acquisition of MGE and the Alagasco Acquisition been completed at or as of the dates indicated, nor is it indicative of our future operating results or financial position. The summary unaudited pro forma financial information does not reflect future events that may occur after the closing of the Alagasco Acquisition, including the potential realization of operating cost savings or costs related to the planned integration of Alagasco, and does not consider potential impacts of current market conditions on revenues or expenses. The summary unaudited pro forma financial information presented in this prospectus supplement is based in part on certain assumptions regarding the acquisition of MGE and the Alagasco Acquisition that we believe are reasonable under the circumstances. We cannot assure you that our assumptions will prove to be accurate over time.

We will be subject to business uncertainties while the Alagasco Acquisition is pending.

The preparation required to complete the Alagasco Acquisition may place a significant burden on management and internal resources. The additional demands on management and any difficulties encountered in completing the Alagasco Acquisition, including the transition and integration process, could adversely affect our financial results.

Failure to complete the Alagasco Acquisition could cause us to incur significant costs and negatively affect our future business and financial results.

If the Alagasco Acquisition is not completed, we will be subject to a number of risks, including:

•	we must pay significant costs related to the Alagasco Acquisition, including legal, accounting, financial advisory, filing and printing costs, whether the Alagasco Acquisition is completed or not; and

•	we could be subject to litigation related to the failure to complete the Alagasco Acquisition or other factors, which litigation may adversely affect our business and financial results.

The Alagasco Acquisition may not achieve its intended results, including anticipated synergies and cost savings.

Although we expect that the Alagasco Acquisition will result in various benefits, including a significant amount of synergies, cost savings and other financial and operational benefits, there can be no assurance regarding when or the extent to which we will be able to realize these synergies, cost-savings or other benefits. Achieving the anticipated benefits, including synergies and cost savings, is subject to a number of uncertainties, including whether the business acquired can be operated in the manner we intend and whether our costs to finance the Alagasco Acquisition will be consistent with our expectations. Events outside of our control, including but not limited to regulatory changes or developments, could also adversely affect our ability to realize the anticipated benefits from the Alagasco Acquisition. Thus the integration of Alagasco’s business may be unpredictable, subject to delays or changed circumstances, and we can give no assurance that the acquired businesses will perform in accordance with our expectations or that our expectations with respect to integration, synergies or cost savings as a result of the Alagasco Acquisition will materialize. In addition, our anticipated costs to achieve the integration of Alagasco may differ significantly from our current estimates. The integration may place an additional burden on our management and internal resources, and the diversion of management’s attention during the integration process could have an adverse effect on our business, financial condition and expected operating results.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million from the sale of the Notes in this offering after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with cash on hand (including approximately $600 million in proceeds from the offerings of our common stock and equity units completed on June 11, 2014) and, as appropriate, short-term credit facility borrowings, to fund the cash consideration payable in connection with the Alagasco Acquisition. If we do not consummate the Alagasco Acquisition, we will be required to redeem all of the Notes as described under the heading “Description of the Notes—Special Mandatory Redemption” in this prospectus supplement. See also “Prospectus Supplement Summary—Pending Alagasco Acquisition” in this prospectus supplement.

Until the Alagasco Acquisition is consummated (or it is determined that it will not be) these net proceeds will be held in cash or cash equivalents.

CAPITALIZATION

The following table sets forth our historical consolidated cash and cash equivalents and capitalization as of June 30, 2014:

•	on an actual basis; and

•	on an as-adjusted (unaudited) basis, after giving effect to:

•	the Alagasco Acquisition; and

•	the application of the gross proceeds from the sale of the Notes offered hereby.

The historical data in the table are derived from, and should be read in conjunction with, our historical financial statements, including accompanying notes, incorporated by reference in this prospectus supplement. You should also read this table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and the related notes thereto from our Annual Report on Form 10-K for the year ended September 30, 2013, as amended, and our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2013, as amended, March 31, 2014, as amended, and June 30, 2014. See “Where You Can Find More Information” in this prospectus supplement.

	As of June 30, 2014
	Actual	As Adjusted
	($ in Millions)
Cash and Equivalents	$571.8	$20.5
Short-term Debt	—	220.0
Long-term Debt	976.6	1,176.4
Notes offered hereby(1)	—	625.0

Total Debt	976.6	2,021.4
Common Stock Equity	1,533.8	1,531.0

Total Capitalization	2,510.4	3,552.4

Total Long-term Capitalization	$2,510.4	$3,332.4
Long-term Debt/Long-term Capitalization	38.9%	54.1%

(1)	Based on the gross proceeds of this offering assuming $625,000,000 in aggregate principal amount of the Notes offered hereby at an offering price of 100%.

If the Alagasco Acquisition closes, the proceeds of this offering will be used in accordance with the Sources and Uses table set forth on page S-5 and, until so used or used for general corporate purposes, will be held in cash or cash equivalents. See “Prospectus Supplement Summary—Pending Alagasco Acquisition” in this prospectus supplement for a description of the Alagasco Acquisition.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the respective periods indicated:

	Fiscal Years Ended September 30,					12 Months Ended June 30, 2014
	2009	2010	2011	2012	2013
Ratios of Earnings to Fixed Charges	4.06	3.83	4.42	4.35	3.30	3.94

For purposes of computing the ratios of earnings to fixed charges, earnings consist of income from continuing operations plus applicable income taxes and fixed charges. Fixed charges include all interest expense, and the portion of rent expense deemed representative of the interest component. We currently estimate the portion of rent expense representing interest to be one-third.

DESCRIPTION OF THE NOTES

In this Description of the Notes, “Laclede,” “we,” “us,” “our” and the “Company” refer only to The Laclede Group, Inc. and any successor obligor, and not to any of its subsidiaries.

The following summary description sets forth certain terms and provisions of the Floating Rate Senior Notes due 2017 (the “Floating Rate Notes”), the     % Senior Notes due 2019 (the “2019 Notes”), and the     % Senior Notes due 2044 (the “2044 Notes”, and together with the 2019 Notes, the “Fixed Rate Notes”), and to the extent inconsistent therewith replaces the description of the general terms and provisions of the senior debt securities set forth in the accompanying base prospectus, to which we refer you. In this prospectus supplement, we sometimes refer to the Floating Rate Notes and the Fixed Rate Notes collectively as the “Notes.” Because this description is a summary, it does not describe every aspect of the Notes and should be read together with the forms of Notes, the senior debt indenture, to be dated as of                     , 2014, between the Laclede and UMB Bank & Trust, N.A., as a trustee, under which the Notes will be issued and the first supplemental indenture, to be dated as of                     , 2014, between Laclede and UMB Bank & Trust, N.A., as a trustee, establishing the terms of the Notes. The form of the senior debt indenture is filed as an exhibit to, and incorporated by reference in, the registration statement of which the accompanying base prospectus is a part. In this summary, we refer to the senior debt indenture, as supplemented by the first supplemental indenture, together, as the “indenture.”

The indenture and its associated documents contain the full legal text of the matters described in this section. The indenture has been qualified under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and you should refer to the Trust Indenture Act for provisions that apply to the Notes.

Principal and Maturity

The Floating Rate Notes will initially be limited to $         aggregate principal amount, the 2019 Notes will initially be limited to $         aggregate principal amount, and the 2044 Notes will initially be limited to $         aggregate principal amount. The Floating Rate Notes will mature on                     , 2017, the 2019 Notes will mature on             , 2019, and the 2044 Notes will mature on                     , 2044. We will issue the Notes in denominations of $2,000 and in integral multiples of $1,000 in excess of $2,000.

Interest—Floating Rate Notes

The Floating Rate Notes will bear interest at a floating rate equal to LIBOR plus     % per annum, as described under “—Interest—Floating Rate Notes.” Interest on the Floating Rate Notes will accrue from and including                     , 2014, to, but excluding, the first interest payment date and then from and including the immediately preceding interest payment date to which interest has been paid or duly provided for to, but excluding, the next interest payment date or maturity date, as the case may be. We refer to each of these periods as an “interest period.” The amount of accrued interest that we will pay for any interest period can be calculated by multiplying the face amount of the Floating Rate Notes then outstanding by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from                     , 2014, or from the last date we paid interest to you, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. We will make interest payments on the Floating Rate Notes on             ,             ,              and             of each year, beginning on                     , 2014.

The interest rate on the Floating Rate Notes will be calculated by UMB Bank & Trust, N.A., as calculation agent, and will be equal to LIBOR plus     %. The calculation agent will set the initial interest rate on                     , 2014 and reset the interest rate on each interest payment date, each of which we refer to as an “interest reset date” (unless notice of redemption has been mailed for the Floating Rate Notes, in which case the interest rate thereon in effect on the date of such notice will be the interest rate thereon through the redemption date). The second London business day preceding an interest reset date will be the “interest determination date”

for that interest reset date. The interest rate in effect on each day that is not an interest reset date will be the interest rate determined as of the interest determination date pertaining to the immediately preceding interest reset date. The interest rate in effect on any day that is an interest reset date will be the interest rate determined as of the interest determination date pertaining to that interest reset date.

“LIBOR” will be determined by the calculation agent in accordance with the following provisions:

(a)	With respect to any interest determination date, LIBOR will be the rate for deposits in United States dollars having a maturity of three months commencing on the first day of the applicable interest period that appears on Reuters Page LIBOR01 as of 11:00 a.m., London time, on that interest determination date. If, on an interest determination date, such rate does not appear on Reuters Page LIBOR01 as of 11:00 a.m., London time, or if Reuters Page LIBOR01 is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM.” If no rate appears on Reuters Page LIBOR01 or Bloomberg L.P. page BBAM as of approximately 11:00 a.m., London time, on such interest determination date, LIBOR for that interest determination date will be determined in accordance with the provisions described in (b) below.

(b)	With respect to an interest determination date on which no rate appears on Reuters Page LIBOR01 or Bloomberg L.P. page BBAM, as specified in (a) above, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent (after consultation with us), to provide the calculation agent with its offered quotation for deposits in United States dollars for the period of three months, commencing on the first day of the applicable interest period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in The City of New York, on the interest determination date by three major banks in The City of New York selected by the calculation agent (after consultation with us) for loans in United States dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in United States dollars in that market at that time. If, however, the banks selected by the calculation agent are not providing quotations in the manner described by the previous sentence, LIBOR determined as of that interest determination date will be LIBOR in effect on that interest determination date.

“Reuters Page LIBOR01” means the display designated on page LIBOR01 by Reuters Group plc (or such other page as may replace the LIBOR01 page on that service (or any successor service) or such other service as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

All percentages resulting from any calculation of the interest rate on the Floating Rate Notes will be rounded to the nearest one hundred-thousandth of a percentage point with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on the Floating Rate Notes will be rounded to the nearest cent (with one-half cent being rounded upward). Each calculation of the interest rate on the Floating Rate Notes by the calculation agent will (in the absence of manifest error) be final and binding on the noteholders and us.

So long as any of the Floating Rate Notes remains outstanding, there will at all times be a calculation agent. Initially, UMB Bank & Trust, N.A. will act as calculation agent. If that bank is unable or unwilling to continue to act as the calculation agent or if it fails to calculate properly the interest rate on the Floating Rate Notes for any interest period, we will appoint another leading commercial or investment bank engaged in the London interbank market to act as calculation agent in its place. The calculation agent may not resign its duties without a successor having been appointed. We will make each interest payment to the holders of record of Floating Rate Notes at the close of business on             ,             ,              and              immediately preceding the relevant interest payment date. The trustee, through its corporate trust office in the City of St. Louis, State of Missouri (in such capacity, the “paying agent”) will act as our paying agent with respect to the Floating Rate Notes. Payments of principal, interest and premium, if any, will be made by us through the paying agent to DTC.

If any interest payment date for the Floating Rate Notes (other than the interest payment date falling on the maturity date of the Floating Rate Notes) is not a business day, such interest payment date will be moved to, and will be, the next succeeding business day, except that if such next succeeding business day falls in the next succeeding calendar month, such interest payment date (other than the interest payment date falling on the maturity date of the Floating Rate Notes) will be moved to, and will be, the immediately preceding business day. If the maturity date of the Floating Rate Notes falls on a day that is not a business day, then payments of principal of and interest on the Floating Rate Notes need not be made on the maturity date, but may be made on the next succeeding business day with the same force and effect as if made on the maturity date, and no interest will accrue on the amounts so payable for the period from and after the maturity date to the next succeeding business day.

The interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States laws of general application.

Interest—Fixed Rate Notes

Interest on the 2019 Notes will accrue at the annual rate of     %, and interest on the 2044 Notes will accrue at the annual rate of     %. Interest on the 2019 Notes and 2044 Notes will accrue from and including                     , 2014, and is payable on              and              of each year, beginning on                     , 2015. Interest on the Fixed Rate Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

If any interest payment date on the Fixed Rate Notes falls on a day that is not a business day, the interest payment will be postponed to the next day that is a business day, and no interest on that payment will accrue for the period from and after the interest payment date. If the maturity date of the Fixed Rate Notes falls on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and no interest on such payment will accrue for the period from and after the maturity date.

We will make each interest payment to the holders of record of the Fixed Rate Notes at the close of business on the                  or                      immediately preceding the relevant interest payment date.

The trustee, through its corporate trust office in the City of St. Louis, State of Missouri (in such capacity, the “paying agent”) will act as our paying agent with respect to the Fixed Rate Notes. Payments of principal, interest and premium, if any, will be made by us through the paying agent to DTC as described under “—Book-Entry System.”

Ranking

The Notes will be direct unsecured general obligations of Laclede and will rank equally with all other unsecured and unsubordinated indebtedness of Laclede from time to time outstanding. As of June 30, 2014, Laclede, excluding its subsidiaries, had approximately $25 million of unsecured and unsubordinated indebtedness and $144 million of subordinated indebtedness.

Because we are a holding company, our obligations under the Notes will be effectively subordinated to all existing and future liabilities of our subsidiaries. As of June 30, 2014, our current primary operating subsidiary,

Laclede Gas, and Alagasco, which we expect to acquire later this fiscal year (see “Prospectus Supplement Summary—Pending Alagasco Acquisition”), had approximately $810 million and $250 million, respectively, principal amount of outstanding long-term debt (including securities due within one year), which would be senior to our rights as sole shareholder and, as applicable, creditor of those companies.

No Listing

The Notes will not be listed on any securities exchange or be quoted on any automated dealer quotation system.

Further Issuances

Laclede may, without the consent of the holders of the Notes of any series, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Notes of any series (except for the original issue date, the public offering price and, if applicable, the initial interest payment date). Any additional notes having such similar terms, together with the Notes of the applicable series, will constitute a single series of debt securities under the indenture. No additional notes of any series may be issued if an event of default has occurred with respect to the Notes of that series. Laclede will not issue any additional notes intended to form a single series with the Notes of any series, unless such further notes will be fungible with all Notes of the same series for U.S. federal income tax purposes.

Optional Redemption of the Notes; No Sinking Fund

At our option, we may redeem the Floating Rate Notes, at any time and from time to time on or after the date that is one year prior to maturity. The Floating Rate Notes will be redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount of the Floating Rate Notes being redeemed on such date, plus accrued and unpaid interest on the Floating Rate Notes being redeemed to, but excluding, the redemption date.

At our option, we may redeem the 2019 Notes at any time and from time to time prior to the date that is one month prior to maturity, and the 2044 Notes at any time and from time to time prior to the date that is six months prior to maturity, in each case, in whole or in part, at a redemption price equal to the greater of the following amounts:

•	100% of the principal amount of the Notes being redeemed on the redemption date; and

•	the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed on that redemption date (not including the amount, if any, of accrued and unpaid interest to, but excluding, the redemption date) discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined below), as determined by the Independent Investment Banker (as defined below), plus basis points in the case of the 2019 Notes, or plus basis points in the case of the 2044 Notes;

plus, in each case, accrued and unpaid interest on the Notes being redeemed to, but excluding, the redemption date.

At our option, we may redeem the 2019 Notes, at any time on or after the date that is one month prior to maturity, and the 2044 Notes, at any time on or after the date that is six months prior to maturity, in each case, in whole only, at a redemption price equal to 100% of the principal amount of the Notes being redeemed on such date, plus accrued and unpaid interest on the Notes being redeemed to, but excluding, the redemption date.

Notwithstanding the foregoing, installments of interest on the applicable Notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the applicable Notes and the indenture. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

We will mail notice of any redemption at least 30 days, but not more than 60 days, before the redemption date to each registered holder of the Notes to be redeemed. Once notice of redemption is mailed, the Notes called for redemption will become due and payable on the redemption date at the applicable redemption price, plus accrued and unpaid interest applicable to such Notes to, but excluding, the redemption date.

“Comparable Treasury Issue” means, for any series of Notes, the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes of such series to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes of such series.

“Comparable Treasury Price” means, with respect to any redemption date and series of Notes to be redeemed, (A) the average of the Reference Treasury Dealer Quotations for such redemption date and series, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, (B) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of such Reference Treasury Dealer Quotations, or (C) if only one Reference Treasury Dealer Quotation is received, such Reference Treasury Dealer Quotation.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us to act as the “Independent Investment Banker.”

“Reference Treasury Dealer” means (1) each of Credit Suisse (USA) LLC and Wells Fargo Securities, LLC (or their respective affiliates that are Primary Treasury Dealers), and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer and (2) two other Primary Treasury Dealers selected by us

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date and series of Notes to be redeemed, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue for such series (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date for any series of Notes, the rate per annum equal to the semi-annual equivalent yield to maturity of the applicable Comparable Treasury Issue, assuming a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such redemption date.

On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless we default in the payment of the redemption price and accrued and unpaid interest). On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued and unpaid interest on the Notes to be redeemed on that date. If fewer than all of the Notes of any series are to be redeemed, the Notes to be redeemed shall be selected by lot by DTC, in the case of Notes represented by a global security, or by the trustee by a method the trustee deems to be fair and appropriate, in the case of Notes that are not represented by a global security.

The Notes are not entitled to the benefit of a sinking fund.

Special Mandatory Redemption

We intend to use the net proceeds of this offering, together with other funds, to finance the Alagasco Acquisition as described under “Use of Proceeds” in this prospectus supplement. The closing of this offering will occur prior to the consummation of the Alagasco Acquisition, which is subject to various closing conditions. In the event that the Alagasco Acquisition is not consummated by November 15, 2015 or the Alagasco acquisition agreement is terminated at any time prior to November 15, 2015, we will redeem all of the Notes on the special mandatory redemption date (as defined below) at a redemption price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest to, but not including, the special mandatory redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The “special mandatory redemption date” means the 20th business day following the earlier to occur of November 15, 2015 and the termination of the Alagasco acquisition agreement.

We will cause the notice of special mandatory redemption to be distributed to each holder, with a copy to the trustee, within ten business days after the occurrence of the event triggering redemption. If funds sufficient to pay the special mandatory redemption price of all Notes to be redeemed on the special mandatory redemption date are deposited with the trustee on or before such special mandatory redemption date, plus accrued and unpaid interest, if any, to the special mandatory redemption date, such Notes will cease to bear interest.

Satisfaction and Discharge

If we discharge our obligations on the Floating Rate Notes as described under “Description of Debt Securities—Senior Debt Securities—Satisfaction and Discharge” in the accompanying prospectus, we will calculate the amount we must irrevocably deposit with the trustee by assuming that the interest rate on the Floating Rate Notes through the maturity date or redemption date, as applicable, will be the interest rate in effect on the date that we deposit funds with the trustee.

Global Securities

We will issue each series the Notes in the form of one or more global certificates, which will be deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of DTC’s nominee. Information regarding DTC’s book-entry system is set forth below under “—Book-Entry System.”

Book-Entry System

DTC, New York, New York, will act as securities depository for the Notes. Each series of Notes will be issued as fully registered global securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One or more fully-registered global note certificates will be issued for each series of Notes, in the aggregate principal amount of such issue, and will be deposited with DTC.

Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, Société Anonyme, Luxembourg (“Clearstream Banking”). Investors may elect to hold interests in the Notes through any of DTC, Euroclear or Clearstream Banking, if they are participants in these systems, or indirectly through organizations which are participants in these systems. Euroclear and Clearstream Banking hold securities on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositaries, which in turn hold the securities in customers’ securities accounts in the depositaries’ names on the books of DTC.

DTC has informed us that DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

Euroclear and Clearstream Banking have informed us that: Euroclear and Clearstream Banking each hold securities for their customers and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders. Euroclear and Clearstream Banking provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream Banking also deal with domestic securities markets in several countries through established depository and custodial relationships. Euroclear and Clearstream Banking have established an electronic bridge between their two systems across which their respective participants may settle trades with each other.

Euroclear and Clearstream Banking customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Euroclear and Clearstream Banking is available to other institutions, which clear through or maintain a custodial relationship with an account holder of either system.

DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, which eliminates the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of Notes under the DTC system must be made by or through Direct Participants, which receive a credit for the Notes on DTC’s records. The ownership interest of each actual purchaser of each note (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmations from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes except in the event that use of the book-entry system for the Notes is discontinued. As a result, the ability of a person having a beneficial interest in the Notes to pledge such interest to persons or entities that do not participate in the DTC system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest. In addition, the laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Notes evidenced by the global notes will be limited to such extent.

To facilitate subsequent transfers, all Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of Notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and another communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Beneficial Owners of Notes may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the Notes, such as redemptions, tenders, defaults, and proposed amendments to the documents related to the Notes. For example, Beneficial Owners of Notes may wish to ascertain that the nominee holding the Notes for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

Redemption notices will be sent to DTC. If less than all of the Notes within a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the Notes. Under its usual procedures, DTC mails an omnibus proxy (“Omnibus Proxy”) to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Payments of principal, interest and premium, if any, on the Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of such Participant and not of DTC, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility and disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

Investors electing to hold their Notes through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. The securities custody accounts of investors will be credited with their holdings on the settlement date against payment in same-day funds within DTC effected in U.S. dollars.

Investors electing to hold their Notes through Euroclear or Clearstream Banking accounts will follow the settlement procedures applicable to conventional eurobonds.

Secondary market sales of book-entry interests in the Notes between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to United States corporate debt obligations in DTC’s Settlement System. Secondary market sales of book-entry interests in the Notes held through Euroclear or Clearstream Banking to purchasers of book-entry interests in the Notes through Euroclear or Clearstream Banking will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream Banking and will be settled using the procedures applicable to conventional eurobonds.

DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to us. Under such circumstances, in the event that a successor securities depository is not obtained, note certificates are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, note certificates will be printed and delivered.

We will not have any responsibility or obligation to participants in the DTC system or the persons for whom they act as nominees with respect to the accuracy of the records of DTC, its nominee or any Direct or Indirect Participant with respect to any ownership interest in the Notes, or with respect to payments to or providing of notice for the Direct Participants, the Indirect Participants or the beneficial owners of the Notes.

The information in this section concerning DTC, Euroclear, Clearstream Banking and their book-entry systems has been obtained from sources that we believe to be reliable. Neither we, the trustee or the underwriters, dealers or agents are responsible for the accuracy or completeness of this information.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Notes, but it does not purport to be a complete analysis of all the potential tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended, or the “Code,” the Treasury Regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. This summary is limited to the tax consequences of those persons who are original beneficial owners of the Notes, who purchase the Notes at their original issue price for cash pursuant to this offering and who hold such Notes as capital assets within the meaning of Section 1221 of the Code, who we refer to as “Holders.” This summary assumes that the Notes are not issued with “original issue discount” as that term is defined in the Code and Section 1.1273-1 of the Treasury Regulations, other than any original issue discount that is less than the “de minimis amount” as that term is defined in Section 1.1273-1 of the Treasury Regulations. This summary does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular Holders in light of their particular investment circumstances or status, nor does it address specific tax consequences that may be relevant to particular persons (including, for example, banks, financial institutions, broker-dealers, securities and commodities traders, insurance companies, real estate investment trusts, regulated investment companies, partnerships or other pass-through entities, former U.S. citizens or residents, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, persons subject to the alternative minimum tax, U.S. persons that have a functional currency other than the U.S. Dollar or persons in special situations, such as those who have elected to mark securities to market or those who hold the Notes as part of a straddle, hedge, conversion transaction or other integrated investment). In addition, this summary does not address U.S. federal alternative minimum, estate, generation skipping and gift tax consequences, consequences under the tax laws of any state, local or foreign jurisdiction, or consequences under any U.S. federal tax laws other than income tax law. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

This summary is for general information only. Prospective purchasers of the Notes are urged to consult their independent tax advisors concerning the U.S. federal income tax consequences to them of acquiring, owning and disposing of the Notes, as well as the application of state, local and foreign tax laws and U.S. federal tax laws other than income tax law.

For purposes of the following summary, “United States Holder” is a Holder that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the U.S.; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S., any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source; or (iv) a trust, if a court within the U.S. is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or if a valid election to be treated as a U.S. person is in effect with respect to such trust. A “Non-United States Holder” is a Holder that is neither a United States Holder nor a partnership for U.S. federal income tax purposes.

A partnership for U.S. federal income tax purposes is not subject to income tax on income derived from holding the Notes. A partner of the partnership may be subject to tax on such income under rules similar to the rules for United States Holders or Non-United States Holders depending on whether (i) the partner is a U.S. person and (ii) the partnership is engaged in a U.S. trade or business to which income or gain from the Notes is effectively connected. If you are a partner of a partnership acquiring the Notes, you should consult your tax advisor about the U.S. tax consequences of the acquisition, ownership and disposition of the Notes.

U.S. Federal Income Taxation of United States Holders

Payment of Interest

Subject to the discussion below, payments of interest on the Notes will be “qualified stated interest” and will be taxable as ordinary interest income at the time they accrue or are received by United States Holders in accordance with such United States Holders’ regular method of accounting for U.S. federal income tax purposes.

If we call the 2019 Notes or the 2044 Notes for redemption (see “Description of the Notes—Optional Redemption of the Notes; No Sinking Fund”), we may be obligated to make “make-whole” payments on these Notes in excess of stated interest and principal. We believe, and the following discussion assumes, that the likelihood that we will be obligated to make these additional payments is remote. Remote contingencies are not taken into account unless and until they occur. Our determination that this contingency is remote is binding on you unless you disclose a contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS. Assuming our determination is upheld, if we are required to make these additional payments, you likely would recognize additional interest income in accordance with your method of accounting for U.S. federal income tax purposes.

In the event that the Alagasco Acquisition is not consummated by November 15, 2015 or the Alagasco stock purchase agreement is terminated at any time prior to November 15, 2015, we will redeem all of the Notes on the special mandatory redemption date at a redemption price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest (see “Description of the Notes—Special Mandatory Redemption”). Although our ability to complete the Alagasco Acquisition is subject to various closing conditions, many of which are beyond our control, we believe that it is significantly more likely than not that the Notes will be outstanding until their maturity and the special mandatory redemption described above will not be triggered. Under this approach, the possibility of the special mandatory redemption at 101% of aggregate principal amount would not have to be taken into account by United States Holders for U.S. federal income tax purposes unless and until such redemption occurred.

The remainder of this discussion assumes that the Notes will not be treated as contingent payment debt instruments for U.S. federal income tax purposes.

Disposition of Notes

Upon the sale, exchange, redemption or other taxable disposition of a Note, a United States Holder generally will recognize taxable gain or loss equal to the difference between (i) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which is treated as interest as described above) and (ii) such Holder’s adjusted tax basis in the Note. A United States Holder’s adjusted tax basis in a Note will equal the cost of the Note to such Holder.

Gain or loss recognized on the sale, exchange, redemption or other taxable disposition of a Note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the United States Holder’s holding period for the Note is more than one year. The deductibility of capital losses by United States Holders is subject to limitations.

Medicare Tax on Unearned Income

A 3.8% tax is imposed on the “net investment income” of certain U.S. citizens and resident aliens, and on the undistributed “net investment income” of certain estates and trusts, in both cases to the extent that net investment income exceeds a certain threshold. Among other items, “net investment income” generally includes interest and certain net gains from the disposition of property, less certain deductions.

Prospective holders should consult their own tax advisors with respect to such tax.

U.S. Federal Income Taxation of Non-United States Holders

Payment of Interest

Subject to the discussions of backup withholding and FATCA below, payments of interest on the Notes by us or any of our agents to a Non-United States Holder will not be subject to U.S. federal withholding tax, provided that such payments are not effectively connected with the conduct of a U.S. trade or business, and:

(1)	the Non-United States Holder does not, directly or indirectly (including by ownership of equity interests in Laclede) actually or constructively own 10% or more of the total combined voting power of all classes of our stock which is entitled to vote;

(2)	the Non-United States Holder is not a controlled foreign corporation for U.S. federal income tax purposes that is related to us (within the meaning of Section 864(d)(4) of the Code);

(3)	the Non-United States Holder is not a bank described in Section 881(c)(3)(A) of the Code; and

(4)	either (a) the beneficial owner of the Notes certifies to us or our agent on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or a suitable substitute form or successor form), under penalties of perjury, that it is not a “United States person” (as defined in the Code) and provides its name and address, or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, and holds the Notes on behalf of the beneficial owner, certifies to us or our agent, under penalties of perjury, that such a certification has been received from the beneficial owner by it, and furnishes us with a copy thereof.

The requirements set forth in clauses (1), (2), (3) and (4) above are known as the Portfolio Interest Exception.

If a Non-United States Holder cannot satisfy the requirements of the Portfolio Interest Exception, payments of interest made to such Non-United States Holder will be subject to a 30% U.S. federal withholding tax unless the beneficial owner of the Note provides us or our agent, as the case may be, with a properly executed:

(1)	IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or a suitable substitute form or successor form), claiming, under penalties of perjury, an exemption from, or reduction in, withholding under a tax treaty, or Treaty Exemption, or

(2)	IRS Form W-8ECI (or successor form) stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with a U.S. trade or business of the beneficial owner (in which case such interest will be subject to regular graduated U.S. tax rates as described below).

The certification requirement described above also may require a Non-United States Holder that provides an IRS form, or that claims a Treaty Exemption, to provide its U.S. taxpayer identification number.

We urge you to consult your tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If interest on the Note is effectively connected with a U.S. trade or business of the Non-United States Holder (and if required by an applicable treaty, attributable to a U.S. permanent establishment or fixed base), the Non-United States Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), will be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if it were a United States Holder. In addition, if such Holder is a foreign corporation and interest on the Note is effectively connected with its U.S. trade or business (and if required by applicable treaty, attributable to a U.S. permanent establishment), such Holder may be subject to a branch profits tax equal to 30% (unless reduced by treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Disposition of Notes

Subject to the discussions of backup withholding and FATCA below, no withholding of U.S. federal income tax will be required with respect to any gain or income realized by a Non-United States Holder upon the sale, exchange or other disposition of a Note.

Except with respect to accrued and unpaid interest, a Non-United States Holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange, redemption or other disposition of a Note unless (a) the Non-United States Holder is an individual who is present in the U.S. for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met or (b) such gain or income is effectively connected with a U.S. trade or business (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base). Accrued and unpaid interest realized on a sale, exchange, redemption or other disposition of the Note will be subject to U.S. federal income tax to the extent interest would have been subject to U.S. federal income tax as described under “—U.S. Federal Income Taxation of Non-United States Holders; Payment of Interest.”

Information Reporting and Backup Withholding

United States Holders

For each calendar year in which the Notes are outstanding, we generally are required to provide the IRS with certain information, including the beneficial owner’s name, address and taxpayer identification number, the aggregate amount of interest paid to that beneficial owner during the calendar year and the amount of tax withheld, if any. This obligation does not apply, however, with respect to certain payments to United States Holders, including corporations and tax-exempt organizations, provided that they establish entitlement to an exemption.

In the event that a United States Holder subject to the reporting requirements described above fails to supply its correct taxpayer identification number in the manner required by applicable law, or underreports its tax liability, we, our agent or paying agents, or a broker may be required to “backup” withhold a tax at the applicable rate (currently, 28%) of each payment of interest and principal (and premium or additional interest, if any) on the Notes and on the proceeds from a sale of the Notes. This backup withholding is not an additional tax and may be refunded or credited against the United States Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

United States Holders should consult their own tax advisors regarding their qualifications for an exemption from backup withholding, and the procedure for obtaining such exemption, if applicable.

Non-United States Holders

U.S. backup withholding tax will not apply to payments on a Note or proceeds from the sale of a Note payable to a Non-United States Holder if the certification described in “—U.S. Federal Income Taxation of Non-United States Holders; Payment of Interest” is duly provided by such Non-United States Holder or the Non-United States Holder otherwise establishes an exemption, provided that the payor does not have actual knowledge or reason to know that the Holder is a U.S. person or that the conditions of any claimed exemption are not satisfied. Certain information reporting may still apply to interest payments even if an exemption from backup withholding is established. Copies of any information returns reporting interest payments and any withholding also may be made available to the tax authorities in the country in which a Non-United States Holder resides under the provisions of an applicable income tax treaty.

Any amounts withheld under the backup withholding tax rules from a payment to a Non-United States Holder will be allowed as a refund, or a credit against such Non-United States Holder’s U.S. federal income tax liability, provided that the requisite procedures are followed.

Non-United States Holders should consult their own tax advisors regarding their particular circumstance and the availability of and procedure for, obtaining an exemption from backup withholding.

Foreign Account Tax Compliance Act

Sections 1471-1474 of the Code and the Treasury Regulations thereunder (“FATCA”) impose withholding taxes on certain types of payments made to “foreign financial institutions,” as specially defined under FATCA, and certain other non-U.S. entities. FATCA generally imposes a 30% withholding tax on payments of interest on, and gross proceeds from the sale or other disposition of, the Notes paid to a foreign financial institution unless the foreign financial institution is deemed to be compliant with FATCA or enters into an agreement with the IRS to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, FATCA imposes a 30% withholding tax on the same types of payments to a non-financial foreign entity of a certain type unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information to the IRS or to the withholding agent regarding each substantial U.S. owner. These rules currently apply to payments of interest and are expected to apply to payments of gross proceeds from the sale or other disposition of Notes after December 31, 2016. An intergovernmental agreement between the jurisdiction of a foreign financial institution and the U.S. may modify the general FATCA rules described in this paragraph. Prospective investors should consult their tax advisors regarding the application of FATCA to the acquisition, ownership or disposition of the Notes.

THE FOREGOING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF NOTES IN LIGHT OF THE HOLDER’S PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO ANY TAX CONSEQUENCES TO THEM FROM THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS. FURTHER THE DISCUSSION HAS BEEN BASED UPON THE CODE, THE TREASURY REGULATIONS, THE INTERPRETATIVE RULINGS OF THE INTERNAL REVENUE SERVICE, AND OTHER LEGAL GUIDANCE IN EFFECT AS OF THE DATE OF THIS OFFERING MEMORANDUM. ALL SUCH LEGAL AUTHORITIES ARE SUBJECT TO CHANGE, AND SUCH CHANGES MAY HAVE RETROACTIVE EFFECT WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2014, we have agreed to sell to each of the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC are acting as representatives, the following respective principal amounts of Notes:

Underwriters	Principal Amount of Floating Rate Notes	Principal Amount of 2019 Notes	Principal Amount of 2044 Notes
Credit Suisse Securities (USA) LLC
Wells Fargo Securities, LLC
U.S. Bancorp Investments, Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all of the Notes in the offering if any are purchased. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the Notes directly at the public offering prices on the cover page of this prospectus supplement and to selected dealers at that price less a selling concession not in excess of     % of the principal amount of the Floating Rate Notes,     % of the principal amount of the 2019 Notes and     % of the principal amount of the 2044 Notes. In addition, the underwriters may allow, and those selected dealers may allow, to certain other dealers a concession not in excess of     % of the principal amount of the Floating Rate Notes,     % of the principal amount of the 2019 Notes and     % of the principal amount of the 2044 Notes. After the public offering of the Notes, the underwriters may change the public offering prices, concessions and other selling terms of the Notes. Sales of Notes made outside of the United States may be made by affiliates of the underwriters.

The following table summarizes the underwriting discount that we are to pay the underwriters in connection with this offering (expressed as a percentage of the principal amounts of the Notes).

Underwriting Discount
Per Floating Rate Note		%
Per Floating Rate Note Total	$
Per 2019 Note		%
Per 2019 Note Total	$
Per 2044 Note		%
Per 2044 Note Total	$

We estimate that our “out of pocket” expenses for this offering, including registration filing, printing fees and legal and accounting expenses, but excluding the underwriting discount will be approximately $1.5 million.

Each series of the Notes constitutes a new issue of securities with no established trading market. The underwriters have informed us that they may make a market in the Notes from time to time. The underwriters are not obligated to do this, and they may discontinue this market making for any or all series of Notes at any time without notice. Therefore, no assurance can be given concerning the liquidity of the trading market for the Notes or that an active market for the Notes will develop. We do not intend to apply for listing of any series of the Notes on any securities exchange or automated quotation system.

In connection with the offering of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters may sell a greater principal amount of Notes than they are required to purchase in connection with the offering of the Notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, Notes in the open market to cover syndicate short positions or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offering of the Notes, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. Neither we nor any of the underwriters make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. The underwriters are not required to engage in any of these transactions and may end any of them at any time.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased Notes sold by or for the account of such other underwriter in stabilizing or short-covering transactions.

In the underwriting agreement, we have agreed that from and including the date of this prospectus supplement through and including the closing of this offering or the date of the termination of the fixed price offering restrictions applicable to the underwriters, whichever is earlier, we will not, without the prior written consent of the representatives, issue, offer, pledge, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option or right to sell or otherwise transfer or dispose of any of our debt securities that are similar to the Notes or any securities convertible into or exercisable or exchangeable for any of our debt securities that are similar to the Notes. We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that each underwriter may be required to make in respect thereof.

It is expected that delivery of the Notes will be made against payment for the Notes on or about the date specified on the cover page of this prospectus supplement, which is the fifth business day following the date of this prospectus supplement (such settlement cycle being referred to as “T+5”). Under Rule 15(c)6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise.

Accordingly, purchasers who wish to trade the Notes on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of this prospectus supplement or the next succeeding business day should consult their own advisors.

The securities offered by this prospectus supplement and accompanying prospectus may not be offered or sold, directly or indirectly, nor may this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement or accompanying prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement and accompanying prospectus. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and accompanying prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, certain affiliates of the underwriters are lenders under our credit facility and are parties to the Bridge Loan Facility commitment letter related to the Alagasco Acquisition.

In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus are being distributed only to, and is directed only at, and any offer subsequently made may only be directed at, persons who are “qualified investors” for the purposes of Article 2(1)(e) of the Prospectus Directive and (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Order and/or (iii) are persons to whom this prospectus supplement may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons. All applicable provisions of the Financial Services and Markets Act 2000, as amended, must be complied with, with respect to anything done in relation to any of the notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus supplement and accompanying prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined by the EU Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive), as permitted under the EU Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State, and the expression EU Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented by the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K for the year ended September 30, 2013 and the effectiveness of The Laclede Group, Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The audited historical financial statements of Alabama Gas Corporation included in Exhibit 99.1 of The Laclede Group, Inc.’s Current Report on Form 8-K dated June 3, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Missouri Gas Energy as of December 31, 2012 and 2011, and for the period from March 26, 2012 to December 31, 2012, the period from January 1, 2012 to March 25, 2012, and the years ended December 31, 2011 and 2010, incorporated by reference in this prospectus supplement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

Certain additional legal matters in connection with the offering will be passed upon for us by Mark C. Darrell, who serves as our Senior Vice President, General Counsel and Chief Compliance Officer, and Akin Gump Strauss Hauer & Feld LLP, New York, New York. Mr. Darrell is a salaried employee and earns stock-based compensation on our common stock. As of June 30, 2014, Mr. Darrell beneficially owned 29,947 shares of our common stock. Pursuant to various stock and employee benefit plans, Mr. Darrell is eligible to purchase and receive shares of our common stock and to receive options to purchase shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Pillsbury Winthrop Shaw Pittman LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file annual, quarterly and current reports, and other information with the SEC. These SEC filings are available over the Internet at the SEC’s web site at “http://www.sec.gov” or on our own website at “http://www.thelacledegroup.com.” Information contained on our website does not constitute part of this prospectus. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room.

Incorporation by Reference

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means we can disclose important information by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below. Additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this prospectus supplement and the termination of this offering of the Notes are also incorporated herein by reference. These documents contain important information about us and our finances. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

SEC Filings (File No.1-16681)	Period or Date Filed
Annual Report on Form 10-K	Fiscal year ended September 30, 2013, as amended by the Form 10-K/A, filed on May 15, 2014

Quarterly Reports on Form 10-Q	Quarters ended December 31, 2013, as amended by the Form 10-Q/A, filed on May 15, 2014, March 31, 2014, as amended by the Form 10-Q/A, filed on May 15, 2014, and June 30, 2014.

Current Reports on Form 8-K	Filed on May 20, 2013 (with respect to Item 8.01, other than Exhibit 99.3), August 6, 2013 (with respect to Item 8.01, other than Exhibit 99.2), December 9, 2013, January 15, 2014, January 27, 2014, January 31, 2014, February 21, 2014, April 7, 2014 (with respect to Item 1.01), May 7, 2014, June 3, 2014, June 11, 2014, June 17, 2014, July 31, 2014, August 1, 2014 and August 12, 2014.

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

The Laclede Group, Inc.

Attn: Investor Relations

720 Olive Street, 13th Floor

St. Louis, Missouri 63101

(314) 342-0873

PROSPECTUS

Senior Debt Securities

Junior Subordinated Debt Securities

Preferred Stock

Common Stock

Stock Purchase Contracts

Stock Purchase Units

We may offer for sale, from time to time, either separately or together in any combination, the securities described in this prospectus. Each time we sell securities pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

We may sell the offered securities through the solicitation of proposals of underwriters or dealers to purchase the offered securities, through underwriters or dealers on a negotiated basis, through agents or directly to a limited number of purchasers or to a single purchaser. The supplements to this prospectus will describe the terms of any particular plan of distribution, including any underwriting arrangements. Please see the “Plan of Distribution” section of this prospectus.

Investing in our securities involves risks that are described in the “Risk Factors” section of this prospectus as well as in our annual, quarterly, and current reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, which are incorporated by reference into this prospectus.

Our common stock trades on the New York Stock Exchange under the symbol “LG.”

Our address is 720 Olive Street, St. Louis, Missouri 63101 and our telephone number is 314-342-0500.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 3, 2014

As permitted under the rules of the Securities and Exchange Commission (“SEC”), this prospectus incorporates important information about us that is contained in documents that we file with the SEC but that is not included in or delivered with this prospectus. You may obtain copies of these documents without charge from the website maintained by the SEC at www.sec.gov as well as other sources. See “Where You Can Find More Information.” You may also obtain copies of the incorporated documents, without charge, upon written or oral request to The Laclede Group, Inc., 720 Olive Street, St. Louis, MO 63101, Attention: Investor Services (314-342-0878).

We have not authorized anyone to provide you with any information other than information incorporated by reference or provided in this prospectus and any prospectus supplement. We can take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. We will not make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents. Our business, financial condition, result of operations, and prospects may have changed since that date.

The distribution of this prospectus may be restricted by law in certain jurisdictions. This prospectus does not constitute, and may not be used in connection with an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

The terms “we,” “our,” “us” and “Laclede” refer to The Laclede Group, Inc. and its subsidiaries unless the context suggests otherwise. The term “you” refers to a prospective investor.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may offer and sell, from time to time, any combination of securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. The registration statement we filed with the SEC includes or incorporates by reference exhibits that provide more detail on descriptions of matters discussed in this prospectus. Each time we offer and sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

RISK FACTORS

Investing in our securities involves risks. Before making an investment decision, you should read and carefully consider the risk factors described in our annual, quarterly and current reports filed with the SEC, which are incorporated by reference into this prospectus, as well as other information we include or incorporate by reference in this prospectus before making an investment decision. The prospectus supplement applicable to each type or series of securities we offer may contain a discussion of additional risks applicable to an investment in us and the particular types of securities we are offering under that prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, and other information with the SEC. These SEC filings are available over the Internet at the SEC’s web site at “http://www.sec.gov” or on our own website at “http://www.thelacledegroup.com.” Information contained on our website does not constitute part of this prospectus. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means we can disclose important information by referring you to those documents. The information we incorporate by reference is an important part of this prospectus or any prospectus supplement relating to an offering of our securities and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 and 15 of the Securities Exchange Act of 1934, as amended, from the time we file the registration statement of which this prospectus is a part until we sell all of the securities. These documents contain important information about us and our finances. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

SEC Filings (File No.1-16681)	Period/Date Filed
Annual Report on Form 10-K	Year ended September 30, 2013 (as amended by our Annual Report on Form 10-K/A filed on May 15, 2014)
Quarterly Report on Form 10-Q	Quarters ended December 31, 2013 and March 31, 2014 (each as amended by our applicable Quarterly Report on Form 10-Q/A filed on May 15, 2014)
Current Reports on Form 8-K	May 20, 2013 (with respect to Item 8.01, other
than Exhibit 99.3)

August 6, 2013 (with respect to Item 8.01, other
than Exhibit 99.2)

December 9, 2013

January 15, 2014

January 27, 2014

January 31, 2014

February 21, 2014

April 7, 2014 (with respect to Item 1.01)

May 7, 2014

June 3, 2014

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

The Laclede Group, Inc.

Attn: Investor Relations

720 Olive Street, 13th Floor

St. Louis, Missouri 63101

(314) 342-0878

FORWARD-LOOKING STATEMENTS

Certain matters contained in or incorporated by reference in this prospectus, excluding historical information, include forward-looking statements. Certain words, such as “may,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek,” and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

•	weather conditions and catastrophic events, particularly severe weather in the natural gas producing areas of the country;

•

volatility in gas prices, particularly sudden and sustained changes in natural gas prices, including the related impact on margin deposits associated with the use of natural gas derivative instruments;

•	the impact of changes and volatility in natural gas prices on our competitive position in relation to suppliers of alternative heating sources, such as electricity;

•

changes in gas supply and pipeline availability, including decisions by natural gas producers to reduce production or shut in producing natural gas wells, expiration of existing supply and transportation arrangements that are not replaced with contracts with similar terms and pricing, as well as other changes that impact supply for and access to the markets in which our subsidiaries transact business;

•	legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting

•	allowed rates of return

•	incentive regulation

•	industry structure

•	purchased gas adjustment provisions

•	rate design structure and implementation

•	regulatory assets

•	non-regulated and affiliate transactions

•	franchise renewals

•	environmental or safety matters, including the potential impact of legislative and regulatory actions related to climate change and pipeline safety

•	taxes

•	pension and other postretirement benefit liabilities and funding obligations

•	accounting standards, including the effect of potential changes relative to adoption of or convergence with international accounting standards;

•	the results of litigation;

•	retention of, ability to attract, ability to collect from, and conservation efforts of, customers;

•

capital and energy commodity market conditions, including the ability to obtain funds with reasonable terms for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply;

•	discovery of material weakness in internal controls; and

•	employee workforce issues.

In addition, actual results may differ materially from those contemplated in any forward-looking statement due to the timing and likelihood of the closing of our purchase of all of the outstanding shares of Alabama Gas Corporation from Energen Corporation, and the other risk factors discussed in “Risk Related to the Company’s Acquisition Agreement with Energen” under Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, as amended, which is incorporated by reference.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this prospectus and the information incorporated by reference herein. All forward-looking statements made or incorporated by reference in this prospectus rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

THE LACLEDE GROUP

We are a public utility holding company. We have two key business segments: Gas Utility and Gas Marketing. The Gas Utility segment includes the regulated operations of Laclede Gas Company, or Laclede Gas. Laclede Gas is a public utility engaged in the retail distribution and sale of natural gas, and is the largest natural gas distribution utility in Missouri, serving more than 1.13 million residential, commercial and industrial customers. Laclede Gas serves St. Louis and eastern Missouri and, since its acquisition of the gas distribution assets of Missouri Gas Energy on September 1, 2013, Kansas City and western Missouri. The Gas Marketing segment includes Laclede Energy Resources, Inc., a wholly owned subsidiary engaged in the marketing of natural gas and related activities on a non-regulated basis. For more information about us and our business you should refer to the additional information described under the caption “Where You Can Find More Information.”

Our principal offices are located at 720 Olive Street, St. Louis, Missouri, 63101 and our telephone number is 314-342-0500.

USE OF PROCEEDS

Unless we state otherwise in any applicable prospectus supplement, we intend to use the net proceeds from any sale of the offered securities for general corporate purposes, including for working capital, repaying indebtedness, and funding capital projects and acquisitions.

We may set forth additional information on the use of net proceeds from a particular offering of securities in the prospectus supplement relating to that offering.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the respective periods indicated:

	Fiscal Year Ended September 30,					12 Months Ended
	2009	2010	2011	2012	2013	March 31, 2014
Ratios of earnings to fixed charges	4.06	3.83	4.42	4.35	3.30	4.14

For purposes of computing the ratios of earnings to fixed charges, earnings consist of income from continuing operations plus applicable income taxes and fixed charges. Fixed charges include all interest expense and the portion of rent expense deemed representative of the interest component.

DESCRIPTION OF DEBT SECURITIES

General

The description below contains summaries of selected provisions of the indentures, including supplemental indentures, under which the unsecured debt securities will be issued. These summaries are not complete. The indentures and the form of the supplemental indentures applicable to the debt securities are exhibits to the registration statement. You should read them for provisions that may be important to you.

We are not required to issue future issues of indebtedness under the indentures described in this prospectus. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness not under this registration statement.

The debt securities will be represented either by global senior debt securities registered in the name of The Depository Trust Company (“DTC”), as depository (“Depository”), or its nominee, or by securities in certificated form issued to the registered owners, as set forth in the applicable prospectus supplement. See the information under the heading “Book-Entry Securities” in this prospectus.

Unless otherwise provided, we may reopen a series without the consent of the holders of the debt securities of that series for issuance of additional debt securities of that series. Unless otherwise described in the applicable prospectus supplement, neither indenture described above limits or will limit the aggregate amount of debt, including secured debt, we or our subsidiaries may incur.

The following briefly summarizes the material provisions of the indentures and the debt securities. You should read the more detailed provisions of the applicable indenture, including the defined terms, for provisions that may be important to you. The indentures have been filed as exhibits to the registration statement of which this prospectus is a part. Copies of the indentures may also be obtained from us or the applicable trustee.

The applicable prospectus supplement relating to any series of debt securities will describe the following terms, where applicable:

•	the title of the debt securities;

•	whether the debt securities will be senior or subordinated debt;

•	the total principal amount of the debt securities;

•	the percentage of the principal amount at which the debt securities will be sold and, if applicable, the method of determining the price;

•	the maturity date or dates or the method of determining the maturity date or dates;

•	the interest rate or the method of computing the interest rate;

•	the date or dates from which any interest will accrue, or how such date or dates will be determined, and the interest payment date or dates and any related record dates;

•	the location where payments on the debt securities will be made;

•	the terms and conditions on which the debt securities may be redeemed at our option;

•	any of our obligations to redeem, purchase or repay the debt securities at the option of a holder upon the happening of any event and the terms and conditions of redemption, purchase or repayment;

•	any provisions for the discharge of our obligations relating to the debt securities by deposit of funds or United States government obligations;

•	whether the debt securities are to trade in book-entry form and the terms and any conditions for exchanging the global security in whole or in part for paper certificates;

•	any material provisions of the applicable indenture described in this prospectus that do not apply to the debt securities;

•	any additional events of default; and

•	any other specific terms of the debt securities.

Federal income tax consequences and other special considerations applicable to any debt securities issued by us at a discount may be described in the applicable prospectus supplement.

Registration, Transfer and Exchange. Unless otherwise indicated in the applicable prospectus supplement, each series of debt securities will initially be issued in the form of one or more global securities, in registered form, without coupons, as described under “Book-Entry Securities.” The global securities will be registered in the name of DTC, as depositary, or its nominee, and deposited with, or on behalf of, the depositary. Except in the circumstances described under “Book-Entry Securities,” owners of beneficial interests in a global security will not be entitled to have debt securities registered in their names, will not receive or be entitled to receive physical delivery of any debt securities and will not be considered the registered holders thereof under the debt indenture.

Debt securities of any series will be exchangeable for other debt securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Subject to the terms of the applicable indenture and the limitations applicable to global securities, debt securities may be presented for exchange or registration of transfer, duly endorsed or accompanied by a duly executed instrument of transfer, at the office of any security registrar we may designate for that purpose, without service charge but upon payment of any taxes and other governmental charges as described in the applicable indenture.

Unless otherwise indicated in the applicable prospectus supplement, the security registrar will be the trustee under the applicable indenture. We may at any time designate additional security registrars or rescind the designation of any security registrar or approve a change in the office through which any security registrar acts, except that we will be required to maintain a security registrar in each place of payment for the debt securities of each series.

Payment and Paying Agents. Principal of and interest and premium, if any, on debt securities issued in the form of global securities will be paid in the manner described under “Book-Entry Securities.”

Unless otherwise indicated in the applicable prospectus supplement, the principal of and any premium and interest on debt securities of a particular series in the form of certificated securities will be payable at the office of the trustee or at the authorized office of any paying agent or paying agents upon presentation and surrender of such debt securities. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

All monies we pay to a trustee or a paying agent for the payment of the principal of, and premium or interest, if any, on, any debt security that remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to us. The holder of such debt security thereafter may look only to us for payment thereof, subject to the laws of unclaimed property.

Redemption. Any terms for the optional or mandatory redemption of the debt securities will be set forth in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, debt securities will be redeemable by us only upon notice not less than 30 (or, in the case of junior subordinated debt securities, 20) nor more than 60 days prior to the date fixed for redemption, and, if less than all the debt securities of a series are to be redeemed, the particular debt securities to be redeemed will be selected by the method provided for that particular series, or in the absence of any such provision, by the trustee in the manner it deems fair and appropriate and, in the case of debt securities issued in the form of global securities, in accordance with the depository’s applicable procedures.

Any notice of redemption at our option may state that redemption will be conditional upon receipt by the trustee or the paying agent or agents, on or prior to the date fixed for such redemption, of money sufficient to pay the principal of and premium, if any, and interest on, the debt securities and that if that money has not been so received, the notice will be of no force and effect and we will not be required to redeem the debt securities.

Annual Notice to Trustee. We will provide to each trustee an annual statement by an appropriate officer as to our compliance with all conditions and covenants under the applicable indenture.

Notices. Notices to holders of debt securities will be given by mail to the addresses of the holders as they may appear in the security register for the applicable debt securities.

Title. We, the trustee, and any agents of us or the trustee, may treat the person in whose name debt securities are registered as the absolute owner of those debt securities, whether or not those debt securities may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary.

Governing Law. Each indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustee. The Bank of New York Mellon is the trustee under the senior debt indenture. U.S. Bank National Association is the trustee under the junior subordinated debt indenture.

A trustee may resign at any time by giving written notice to us or may be removed at any time by act of the holders of a majority in principal amount of all series of debt securities then outstanding delivered to the trustee and us. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by a successor trustee.

Each indenture provides that our obligations to compensate the trustee and reimburse the trustee for expenses, disbursements and advances will be secured by a lien prior to that of the applicable senior debt securities upon the property and funds held or collected by the trustee as such, except funds held in trust for the payment of principal of, or interest, if any, on, such securities.

Consolidation, Merger or Sale of Assets. Each indenture provides that we will not consolidate with or merge into, or sell, lease or convey our property as an entirety or substantially as an entirety to any other person unless the successor corporation assumes our obligations under the debt securities and the indentures and is organized and existing under the laws of the United States, any state thereof or the District of Columbia.

Senior Debt Securities

General. The senior debt securities will be unsecured and issued under the senior debt indenture between us and The Bank of New York Mellon and, unless otherwise specified in the applicable prospectus supplement, will rank equally with our other unsecured and senior indebtedness. The senior debt indenture does not limit the aggregate principal amount of senior debt securities that may be issued under the senior debt indenture. The following summaries of some important provisions of the senior debt indenture (including its supplements) are not complete and are subject to, and qualified in their entirety by, all of the provisions of the senior debt indenture, which is an exhibit to the registration statement of which this prospectus forms a part.

Ranking. The senior debt securities will be our direct unsecured general obligations and will rank equally with all of our other unsecured and unsubordinated debt.

We are a holding company that derives substantially all of our income from our operating subsidiaries and primarily from our utility subsidiary. As a result, our cash flows and consequent ability to service our debt, including the senior debt securities, are dependent upon the earnings of our subsidiaries and distribution of those earnings to us and other payments or distributions of funds by our subsidiaries to us, including payments of principal and interest under intercompany indebtedness. Our operating subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any dividends or make any other distributions (except for payments required under the terms of intercompany indebtedness) to us or to otherwise pay amounts due with respect to the senior debt securities or to make specific funds available for such payments. Various financing arrangements, charter provisions and regulatory requirements may impose certain restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. Furthermore, except to the extent we have a priority or equal claim against our subsidiaries as a creditor, the senior debt securities will be effectively subordinated to debt and preferred stock at the subsidiary level because, as the direct or indirect common shareholder of our subsidiaries, we will be subject to the prior claims of creditors and holders of preferred stock of our subsidiaries.

Events of Default. Each of the following will constitute an event of default under the senior debt indenture with respect to senior debt securities of any series:

•	failure to pay principal of or premium, if any, on any senior debt security of that series, as the case may be, within three business days after maturity;

•	failure to pay interest on the senior debt securities of such series within 60 days after the same becomes due and payable;

•

failure to perform or breach of any of our other covenants or warranties in the senior debt indenture (other than a covenant or warranty solely for the benefit of one or more series of senior debt securities other than that series) for 90 days after written notice to us by the trustee or to us and the trustee by the holders of at least 33% in aggregate principal amount of the outstanding senior debt securities of that series;

•	certain events of bankruptcy, insolvency, reorganization, assignment or receivership; or

•	any other event of default specified in the applicable prospectus supplement with respect to senior debt securities of a particular series.

No event of default with respect to the senior debt securities of a particular series necessarily constitutes an event of default with respect to the senior debt securities of any other series issued under the senior debt indenture.

If an event of default with respect to any series of senior debt securities occurs and is continuing, then either the trustee for such series or the holders of at least 33% in aggregate principal amount of the outstanding senior debt securities of that series, by notice in writing, may declare the principal amount of and interest on all of the senior debt securities of that series to be due and payable immediately. However, if the event of default applies to more than one series of senior debt securities under the senior debt indenture, the trustee for that series or the holders of at least 33% in aggregate principal amount of the outstanding senior debt securities of all those series, considered as one class, and not the holders of the senior debt securities of any one of such series, may make such declaration of acceleration.

At any time after an acceleration with respect to the senior debt securities of any series has been declared, but before a judgment or decree for the payment of the money due has been obtained, the event or events of default giving rise to such acceleration will be considered waived, and the acceleration will be considered rescinded and annulled, if

•

we pay or deposit with the trustee for such series a sum sufficient to pay all matured installments of interest on all senior debt securities of that series, the principal of and premium, if any, on the senior debt securities of that series that have become due otherwise than by acceleration and interest, if any, thereon at the rate or rates specified in such senior debt securities, interest, if any, upon overdue installments of interest at the rate or rates specified in such senior debt securities, to the extent that payment of such interest is lawful, and all amounts due to the trustee for that series under the senior debt indenture; or

•	any other event or events of default with respect to the senior debt securities of such series have been cured or waived as provided in the senior debt indenture.

However, no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or impair any related right.

There is no automatic acceleration, even in the event of our bankruptcy, insolvency or reorganization.

Other than its duties in case of an event of default, the trustee is not obligated to exercise any of its rights or powers under the senior debt indenture at the request, order or direction of any of the holders, unless the holders offer the trustee a reasonable indemnity. If they provide a reasonable indemnity, the holders of a majority in principal amount of any series of senior debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any power conferred upon the trustee. However, if the event of default relates to more than one series, only the holders of a majority in aggregate principal amount of all affected series will have the right to give this direction. The trustee is not obligated to comply with directions that conflict with law or other provisions of the senior debt indenture.

No holder of senior debt securities of any series will have any right to institute any proceeding under the senior debt indenture, or to exercise any remedy under the senior debt indenture, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default;

•

the holders of a majority in aggregate principal amount of the outstanding senior debt securities of all series in respect of which an event of default shall have occurred and be continuing have made a written request to the trustee and have offered reasonable indemnity to the trustee to institute proceedings; and

•	the trustee has failed to institute any proceeding for 60 days after notice and has not received any direction inconsistent with the written request of holders during that period.

However, the limitations discussed above do not apply to a suit by a holder of a debt security for payment of the principal of, or premium, if any, or interest, if any, on, a senior debt security on or after the applicable due date.

Modification and Waiver. We and the trustee may enter into one or more supplemental indentures without the consent of any holder of senior debt securities for any of the following purposes:

•	to evidence the assumption by any permitted successor of our covenants in the senior debt indenture and in the senior debt securities;

•	to add additional covenants or to surrender any of our rights or powers under the senior debt indenture;

•	to add additional events of default;

•

to change, eliminate, or add any provision to the senior debt indenture; provided, however, if the change, elimination, or addition will adversely affect the interests of the holders of senior debt securities of any series in any material respect, such change, elimination, or addition will become effective only:

•	when the consent of the holders of senior debt securities of such series has been obtained in accordance with the senior debt indenture; or

•	when no debt securities of the affected series remain outstanding under the senior debt indenture;

•	to provide collateral security for all but not part of the senior debt securities;

•	to establish the form or terms of senior debt securities of any other series as permitted by the senior debt indenture;

•	to provide for the authentication and delivery of bearer securities and coupons attached thereto;

•	to evidence and provide for the acceptance of appointment of a successor trustee;

•	to provide for the procedures required for use of a noncertificated system of registration for the senior debt securities of all or any series;

•	to change any place where principal, premium, if any, and interest shall be payable, debt securities may be surrendered for registration of transfer or exchange and notices to us may be served; or

•

to cure any ambiguity or inconsistency or to make any other provisions with respect to matters and questions arising under the senior debt indenture; provided that such action shall not adversely affect the interests of the holders of senior debt securities of any series in any material respect.

The holders of a majority in aggregate principal amount of the senior debt securities of all series then outstanding may waive our compliance with certain restrictive provisions of the senior debt indenture. The holders of a majority in principal amount of the outstanding senior debt securities of any series may waive any past default under the senior debt indenture with respect to that series, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the senior debt indenture that cannot be modified or be amended without the consent of the holder of each outstanding senior debt security of the series affected.

If the Trust Indenture Act of 1939 is amended after the date of the senior debt indenture in such a way as to require changes to the senior debt indenture, the senior debt indenture will be deemed to be amended so as to conform to the amendment of the Trust Indenture Act of 1939. We and the trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence such an amendment.

The consent of the holders of a majority in aggregate principal amount of the senior debt securities of all series then outstanding is required for all other modifications to the senior debt indenture. However, if less than all of the series of senior debt securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of all series that are directly affected will be required. No such amendment or modification may:

•

change the stated maturity of the principal of, or any installment of principal of or interest on, any senior debt security, or reduce the principal amount of any senior debt security or its rate of interest or change the method of calculating such interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any senior debt security, without the consent of the holder;

•

reduce the percentage in principal amount of the outstanding senior debt securities of any series whose consent is required for any supplemental indenture or any waiver of compliance with a provision of the senior debt indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting, without the consent of all the holders of the series; or

•

modify certain of the provisions of the senior debt indenture relating to supplemental indentures, waivers of certain covenants and waiver of past defaults with respect to the senior debt securities of any series, without the consent of the holder of each outstanding senior debt security affected thereby.

A supplemental indenture that changes the senior debt indenture solely for the benefit of one or more particular series of senior debt securities, or modifies the rights of the holders of senior debt securities of one or more series, will not affect the rights under the senior debt indenture of the holders of the senior debt securities of any other series.

The senior debt indenture provides that senior debt securities owned by us, any of our affiliates or anyone else required to make payment on the senior debt securities shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent.

We may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other act of the holders, but we shall have no obligation to do so. If a record date is fixed for that purpose, the request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding senior debt securities have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding senior debt securities shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder shall bind every future holder of the same senior debt securities and the holder of every senior debt security issued upon the registration of transfer of or in exchange for those senior debt securities. A transferee will be bound by acts of the trustee or us taken in reliance upon an act of holders whether or not notation of that action is made upon that senior debt security.

Satisfaction and Discharge. We will be discharged from our obligations on the senior debt securities of a particular series, or any portion of the principal amount of the senior debt securities of such series, if we irrevocably deposit with the trustee sufficient cash or government securities to pay the principal, or portion of principal, interest, any premium and any other sums when due on the senior debt securities of such series at their maturity, stated maturity date, or redemption.

The indenture will be deemed satisfied and discharged when no senior debt securities remain outstanding and when we have paid all other sums payable by us under the senior debt indenture.

Junior Subordinated Debt Securities

General. The junior subordinated debt securities will be unsecured and issued under the junior subordinated debt indenture between us and U.S. Bank National Association and, unless otherwise specified in the applicable prospectus supplement, will rank equally with our other unsecured and subordinated indebtedness. The junior subordinated debt indenture does not limit the aggregate principal amount of junior subordinated debt securities that may be issued under the junior subordinated debt indenture. The following summaries of some important provisions of the junior subordinated debt indenture (including its supplements) are not complete and are subject to, and qualified in their entirety by, all of the provisions of the junior subordinated debt indenture, which is an exhibit to the registration statement of which this prospectus forms a part.

Subordination. Unless otherwise specified in the applicable prospectus supplement, the junior subordinated debt securities will rank subordinated and junior in right of payment, to the extent set forth in the junior subordinated indenture, to all of our “priority indebtedness.”

“Priority Indebtedness” means the principal, premium, interest and any other payment in respect of any of the following:

•	all of our current and future indebtedness for borrowed or purchase money whether or not evidenced by notes, debentures, bonds or other similar written instruments;

•	our obligations under synthetic leases, finance leases and capitalized leases;

•	our obligations for reimbursement under letters of credit, surety bonds, banker’s acceptances, security purchase facilities or similar facilities issued for our account;

•

any of our other indebtedness or obligations with respect to derivative contracts, including commodity contracts, interest rate, commodity and currency swap agreements, forward contracts and other similar agreements or arrangements; and

•	all indebtedness of others of the kinds described in the preceding categories which we have assumed, endorsed or guaranteed or with respect to which we have a similar contingent obligation.

However, “Priority Indebtedness” will not include trade accounts payable, accrued liabilities arising in the ordinary course of business, indebtedness to our subsidiaries, and any other indebtedness that effectively by its terms, or expressly provides that it, ranks on parity with, or junior to, the junior subordinated debt securities.

If we default in the payment of principal of or interest on any priority indebtedness when it becomes due and payable after any applicable grace period, then, unless and until the default is cured or waived or ceases to exist, we cannot make a payment on account of or redeem or otherwise acquire the junior subordinated debt securities issued under the subordinated indenture. If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to us, our creditors or our property, then all priority indebtedness must be paid in full before any payment may be made to any holders of junior subordinated debt securities. Holders of junior subordinated debt securities must return and deliver any payments received by them directly to the holders of priority indebtedness until all priority indebtedness is paid in full.

The junior subordinated debt indenture does not limit the total amount of priority indebtedness that may be issued.

Events of Default. The junior subordinated debt indenture provides that events of default regarding any series of junior subordinated debt securities include the following events that shall have occurred and be continuing:

•	failure to pay required interest on the series of junior subordinated debt securities for 30 days;

•	failure to pay when due principal on the series of junior subordinated debt securities;

•	failure to perform, for 90 days after notice, any other covenant in the junior subordinated indenture applicable to the series of junior subordinated debt securities; and

•	certain events of bankruptcy or insolvency, whether voluntary or not.

If an event of default regarding junior subordinated debt securities of any series should occur and be continuing, either the junior subordinated debt securities trustee or the holders of at least 25% in total principal amount of outstanding junior subordinated debt securities of a series may declare each junior subordinated debt security of that series immediately due and payable.

Holders of a majority in total principal amount of the outstanding junior subordinated debt securities of any series will be entitled to control certain actions of the junior subordinated debt securities trustee and to waive past defaults regarding that series. The trustee generally will not be required to take any action requested, ordered or directed by any of the holders of junior subordinated debt securities, unless one or more of those holders shall have offered to the trustee reasonable security or indemnity.

Before any holder of any series of junior subordinated debt securities may institute action for any remedy, except payment on that holder’s junior subordinated debt securities when due, the holders of not less than a majority in principal amount of the junior subordinated debt securities of that series outstanding must request the junior subordinated debt securities trustee to take action. Holders must also offer and give the junior subordinated debt securities trustee satisfactory security and indemnity against liabilities incurred by the trustee for taking that action.

We are required to annually furnish the junior subordinated debt securities trustee a statement as to our compliance with all conditions and covenants under the junior subordinated debt indenture. The junior subordinated debt securities trustee is required, within 90 days after the occurrence of a default with respect to a series of junior subordinated debt securities, to give notice of all defaults affecting that series of junior subordinated debt securities to each holder of such series. However, the junior subordinated debt indenture provides that the junior subordinated debt securities trustee may withhold notice to the holders of the junior subordinated debt securities of any series of any default affecting such series, except payment of principal or interest on holders’ junior subordinated debt securities when due, if we, in some cases with the trustee’s input, consider withholding notice to be in the interests of the holders of the junior subordinated debt securities of that series.

Modification and Waiver. The junior subordinated debt indenture permits us and the junior subordinated debt securities trustee to enter into supplemental indentures without the consent of the holders of the junior subordinated debt securities to:

•	establish the form and terms of any series of securities under the junior subordinated debt indenture;

•	secure the notes or debentures with property or assets;

•	evidence the succession of another corporation to us, and the assumption by the successor corporation of our obligations, covenants and agreements under the subordinated indenture;

•	add covenants from us for the benefit of the holders of the junior subordinated debt securities;

•

add or change any of the provisions of the junior subordinated debt indenture to permit or facilitate the issuance of junior subordinated debt securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons;

•

change or eliminate any provisions of the junior subordinated debt indenture; provided, however, that any such change or elimination shall become effective only when there are no junior subordinated debt securities of any series outstanding created prior to the execution of such supplemental indenture which are entitled to the benefit of such provision;

•	qualify, or maintain the qualification of, the junior subordinated debt indenture under the Trust Indenture Act;

•

cure any ambiguity or correct or supplement any provision in the junior subordinated debt indenture or any supplement to the junior subordinated debt indenture, provided that the action does not adversely affect the interests of the holders of the junior subordinated debt securities in any material respect; and

•	evidence and provide for the acceptance of a successor trustee.

The junior subordinated debt indenture also permits us and the junior subordinated debt securities trustee, with the consent of the holders of a majority in total principal amount of the junior subordinated debt securities of all series then outstanding and affected (voting as one class), to change in any manner the provisions of the junior subordinated debt indenture or modify in any manner the rights of the holders of the junior subordinated debt securities of each such affected series. We and the trustee may not, without the consent of the holder of each of the junior subordinated debt securities affected, enter into any supplemental indenture to:

•	change the time of payment of the principal;

•	reduce the principal amount of the junior subordinated debt securities;

•	reduce the rate or extend the time of payment of interest on the junior subordinated debt securities;

•	reduce any amount payable upon redemption of the junior subordinated debt securities;

•	modify the provisions with respect to the subordination of outstanding junior subordinated debt securities of any series in a manner adverse to the holders thereof; or

•	impair the right to institute suit for the enforcement of any payment on any junior subordinated debt securities when due.

In addition, no modification may reduce the percentage in principal amount of the junior subordinated debt securities of the affected series, the consent of whose holders is required for that modification or for any waiver provided for in the junior subordinated debt indenture.

Before the acceleration of the maturity of any junior subordinated debt securities, the holders, voting as one class, of a majority in total principal amount of the junior subordinated debt securities with respect to which a default or event of default has occurred and is continuing, may, on behalf of the holders of all such affected junior subordinated debt securities, waive any past default or event of default and its consequences, except a default or event of default in the payment of the principal or interest or in respect of a covenant or provision of the applicable indenture or of any junior subordinated debt securities that cannot be modified or amended without the consent of the holder of each of the junior subordinated debt securities affected.

Satisfaction and Discharge. The junior subordinated debt indenture provides that, at our option, we will be discharged from all obligations in respect of the junior subordinated debt securities of a particular series then outstanding (except for certain obligations to register the transfer of or exchange the junior subordinated debt securities of that series, to replace stolen, lost or mutilated junior subordinated debt securities of that series, and to maintain paying agencies) if all of the securities of such series have become due and payable, or are to become due and payable within one year, and we, in each case, irrevocably deposit in trust with the relevant trustee money and/or securities backed by the full faith and credit of the United States that through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal and interest on the junior subordinated debt securities of that series on the stated maturities of the junior subordinated debt securities in accordance with the terms thereof.

DESCRIPTION OF CAPITAL STOCK

General

The following descriptions of our preferred and common stock and the relevant provisions of our articles of incorporation and bylaws are summaries. These summaries are qualified by reference to (1) our articles of incorporation and bylaws that have been previously filed with the SEC and are exhibits to the registration statement of which this prospectus is a part and (2) the applicable provisions of The Missouri General and Business Corporation Law.

Under our articles of incorporation, we are authorized to issue up to 75,000,000 shares of capital stock, consisting of 70,000,000 shares of common stock, $l.00 par value per share, and 5,000,000 shares of preferred stock, $25 par value per share. At March 31, 2014, 32,776,595 shares of common stock and no shares of preferred stock were issued and outstanding.

Because we are a holding company and conduct all of our operations through our subsidiaries, our cash flow and ability to pay dividends will be dependent on the earnings and cash flows of our subsidiaries and the distribution or other payment of those earnings to us in the form of dividends, or in the form of loans to or repayments of loans from us. Some of our subsidiaries may have restrictions on their ability to pay dividends including covenants under their borrowing arrangements and mortgage indentures, and possibly also restrictions imposed by their regulators. Currently, the Mortgage and Deed of Trust of Laclede Gas Company, under which it issues its first mortgage bonds, contains a covenant that restricts its ability to pay dividends to us as its sole common stock shareholder. Under that covenant, as of March 31, 2014, $906 million was available to pay dividends. Further, the right of common shareholders to receive dividends may be subject to our prior payment of dividends on any outstanding shares of preferred stock.

Description of Preferred Stock

Our articles of incorporation authorize our board of directors to approve the issuance of preferred stock in one or more series, without shareholder action. Our board can determine the rights, preferences and limitations of each series. Before issuing a series of preferred stock, our board will adopt resolutions creating and designating the series as a series of preferred stock. Our board of directors has the authority to determine or fix the following terms with respect to shares of any series of preferred stock:

•	the dividend rate, the dates of payment, and the date from which dividends will accumulate, if dividends are to be cumulative;

•	whether and upon what terms the shares will be redeemable;

•	whether and upon what terms the shares will have a sinking fund;

•	whether and upon what terms the shares will be convertible or exchangeable;

•	whether the shares will have voting rights and the terms thereof;

•	any amounts payable to the holders upon liquidation or dissolution, if any; and

•	any other preferences, qualifications, limitations, restrictions and special or relative rights.

These terms will be described in the prospectus supplement for any series of preferred stock that we offer. In addition, you should read the prospectus supplement relating to the particular series of the preferred stock offered thereby for specific terms, including:

•	the title of the series of preferred stock and the number of shares offered;

•	the initial public offering price at which we will issue the preferred stock; and

•	any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges and limitations and restrictions.

When we issue the preferred stock, the shares will be fully paid and non-assessable. This means that the full purchase price for the outstanding preferred stock will have been paid and the holder of the preferred stock will not be assessed any additional monies for the preferred stock. Unless the applicable prospectus supplement specifies otherwise:

•	each series of preferred stock will rank senior to our common stock and equally in all respects with the outstanding shares of each other series of preferred stock; and

•

holders of the preferred stock will have no preemptive rights to subscribe for any additional securities that we may issue in the future. This means that the holder of preferred stock will have no right, as holder of preferred stock, to buy any portion of preferred or common stock that we may issue in the future.

Description of Common Stock

Listing. Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “LG.” Any additional common stock we issue will also be listed on the New York Stock Exchange.

Liquidation Rights. In the event of any dissolution, liquidation or winding up of our affairs voluntarily or involuntarily, the holders of our common stock will be entitled to receive the remainder, if any, of our assets after the payment of all our debts and liabilities and after the payment in full of any preferential amounts to which holders of any preferred stock may be entitled.

Voting Rights. Except as otherwise provided by law and subject to the voting rights of holders of our preferred stock that may be issued in the future, all voting power rests exclusively in the holders of shares of our common stock. Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote at a meeting of shareholders, including the election of directors. The common stock votes together as a single class. The holders of our common stock are not entitled to cumulate votes for the election of directors. At annual and special meetings of shareholders, the holders of a majority of the outstanding shares of common stock, present in person or by proxy, constitute a quorum.

Miscellaneous. The holders of our common stock have no preemptive or preferential rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock. The outstanding shares of our common stock and the shares of common stock offered hereby will be, upon payment for them, fully paid and non-assessable. Our common stock does not contain any redemption provisions or conversion rights.

Transfer Agent and Registrar. Computershare Trust Company, N. A. acts as transfer agent and registrar for our common stock. Its address is P. O. Box 43078, Providence, RI 02940-3078. You can reach it at 1-800-884-4225.

Certain Anti-takeover Matters

It is not the intent of our board of directors to discourage legitimate offers to enhance shareholder value. Provisions of our articles of incorporation or bylaws, however, may have the effect of discouraging unilateral tender offers or other attempts to acquire our business. These provisions include the classification of our directors with three-year staggered terms, the requirement that director nominations by shareholders be made not less than 90 nor more than 120 days prior to the date of the shareholder meeting, and the ability of the board, without further action of the holders of common stock, to issue one or more series of preferred stock from time to time, which may have terms more favorable than the common stock, including, among other things, preferential dividend, liquidation, voting and redemption rights.

These provisions might discourage a potentially interested purchaser from attempting a unilateral takeover bid for us on terms that some shareholders might favor. If these provisions discourage potential takeover bids, they might limit the opportunity for our shareholders to sell their shares at a premium.

In addition, our articles of incorporation do not provide for cumulative voting in the election of directors. Cumulative voting permits shareholders to multiply their number of votes by the total number of directors being elected and to cast their total number of votes for one or more candidates in each shareholder’s discretion.

Our bylaws also include provisions setting forth specific conditions and restrictions under which business may be transacted at meetings of shareholders. For example, no business may be transacted at a meeting unless it is:

•	specified in the notice of meeting;

•	otherwise brought before the meeting by or at the direction of the board of directors or a committee thereof; or

•

brought before the meeting by a shareholder of record who provided notice and other specified information in writing to the corporate secretary not less than 90 nor more than 120 days prior to the meeting.

These provisions may restrict the content of the issues to be discussed at a shareholders meeting.

In addition, the issuance of authorized but unissued shares of our common or preferred stock may have an anti-takeover effect. These shares might be issued by our board of directors without shareholder approval in transactions that might prevent or render more difficult or costly the completion of a takeover transaction by, for example, diluting voting or other rights of the proposed acquiror. In this regard, our articles of incorporation grant the board of directors broad powers to establish the rights and preferences of the authorized but unissued preferred stock, one or more series of which could be issued entitling holders to vote separately as a class on any proposed merger or consolidation, to convert the stock into shares of our common stock or possibly other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control or to exercise other rights designed to impede a takeover.

Missouri Shareholder Protection Statutes

We are subject to Missouri corporate statutes that restrict the voting rights of a person who acquires 20% or more of our outstanding common stock as well as that person’s ability to enter into a business combination with us.

The control share acquisition statute provides that shares acquired that would cause the acquiring person’s aggregate voting power to meet or exceed any of three thresholds (20%, 33-1/3% or a majority) have no voting rights unless such voting rights are granted by a majority vote of the holders of the shares not owned by the acquiring person or any of our officers or directors or employee-directors. The statute sets out a procedure under which the acquiring person may call a special shareholders meeting for the purpose of considering whether voting rights should be conferred. Acquisitions as part of a merger or exchange offer arising out of an agreement to which we are a party are exempt from the statute.

The business combination statute restricts transactions between us and a beneficial owner of 20% or more of our voting stock. A business combination is defined in the statute as any of the following transactions with or proposed by an interested shareholder: merger, consolidation, disposition of assets, significant securities issuance, liquidation, dissolution, reclassification of securities, loan, advance, guarantee, pledge or tax credit. Generally the statute prohibits for five years from the date one becomes an interested shareholder a business combination between us and the interested shareholder unless the business combination or the interested shareholder’s stock acquisition was approved by our board of directors on or before that date. An interested shareholder may enter into a business combination with us after the five-year period if it is approved by holders of a majority of the outstanding shares not owned by the interested shareholder or if it meets certain consideration requirements.

Application of the control share acquisition and business combination statutes are automatic unless we take steps to “opt out” of their application. We have not “opted out” of the statutes.

DESCRIPTION OF STOCK PURCHASE CONTRACTS

AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating you to purchase from us, and us to sell to you, a specified number of shares of our preferred or common stock at a future date or dates. The price per share of stock and the number of shares of stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula described in the stock purchase contracts. We may issue stock purchase contracts separately or as part of units, often known as stock purchase units, consisting of a stock purchase contract and beneficial interests in:

•	senior debt securities or junior subordinated debt securities; or

•	debt obligations of third parties, including U.S. Treasury securities,

securing your obligations to purchase the stock under the stock purchase contract. The stock purchase contracts may require us to make periodic payments to you or vice versa, and these payments may be unsecured or prefunded on some basis. The stock purchase contracts may require you to secure your obligations in a specified manner. The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units. The description in the applicable prospectus supplement will not necessarily be complete and is subject to, and qualified in its entirety by, all of the provisions of the relevant purchase contract and pledge agreement, a form of which is an exhibit to the registration statement of which this prospectus forms a part.

BOOK-ENTRY SECURITIES

Unless otherwise specified in the applicable prospectus supplement, we will issue securities, other than our preferred or common stock, to investors in the form of one or more book-entry certificates registered in the name of a depositary or a nominee of a depositary. Unless otherwise specified in the applicable prospectus supplement, the depositary will be DTC. We have been informed by DTC that its nominee will be Cede & Co. Accordingly, Cede & Co. is expected to be the initial registered holder of all securities that are issued in book-entry form.

No person that acquires a beneficial interest in securities issued in book-entry form will be entitled to receive a certificate representing those securities, except as set forth in this prospectus or in the applicable prospectus supplement. Unless and until definitive securities are issued under the limited circumstances described below, all references to actions by holders or beneficial owners of securities issued in book-entry form will refer to actions taken by DTC upon instructions from its participants, and all references to payments and notices to holders or beneficial owners will refer to payments and notices to DTC or Cede & Co, as the registered holder of such securities.

DTC has informed us that it is:

•	a limited-purpose trust company organized under New York banking laws;

•	a “banking organization” within the meaning of the New York banking laws;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the Securities Exchange Act.

DTC has also informed us that it was created to:

•	hold securities for “participants”; and

•

facilitate the computerized settlement of securities transactions among participants through computerized electronic book-entry changes in participants’ accounts, thereby eliminating the need for the physical movement of securities certificates.

Participants have accounts with DTC and include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system also is available to indirect participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Persons that are not participants or indirect participants but desire to buy, sell or otherwise transfer ownership of or interests in securities may do so only through participants and indirect participants. Under the book-entry system, beneficial owners may experience some delay in receiving payments as payments will be forwarded by our agent to Cede &Co. as nominee for DTC. These payments will be forwarded to DTC’s participants, which thereafter will forward them to indirect participants or beneficial owners. Beneficial owners will not be recognized by the applicable registrar, transfer agent, trustee or depositary as registered holders of the securities entitled to the benefits of the certificate, the applicable indenture or any other instrument governing the securities, as the case may be. Beneficial owners that are not participants will be permitted to exercise their rights as an owner only indirectly through participants and, if applicable, indirect participants.

Under the current rules and regulations affecting DTC, DTC will be required to make book-entry transfers of securities among participants and to receive and transmit payments to participants. Participants and indirect participants with whom beneficial owners of securities have accounts are also required by these rules to make book-entry transfers and receive and transmit such payments on behalf of their respective account holders.

Because DTC can act only on behalf of participants who, in turn, act only on behalf of other participants or indirect participants, and on behalf of certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of securities issued in book-entry form to pledge those securities to persons or entities that do not participate in the DTC system may be limited due to the unavailability of physical certificates for the securities.

DTC has advised us that it will take any action permitted to be taken by a registered holder of any securities under the applicable indenture or any other instrument governing the securities, as the case may be, only at the direction of one or more participants to whose accounts with DTC the securities are credited.

According to DTC, it has provided information with respect to DTC to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Unless otherwise specified in the applicable prospectus supplement, a book-entry security will be exchangeable for definitive securities registered in the names of persons other than DTC or its nominee only if:

•

DTC notifies us that it is unwilling or unable to continue as depositary for the book-entry security or DTC ceases to be a clearing agency registered under the Securities Exchange Act at a time when DTC is required to be so registered;

•	an event of default has occurred and is continuing under the applicable indenture; or

•

we execute and deliver to the applicable registrar, transfer agent, trustee and/or depositary an order complying with the requirements of the applicable indenture or any other instrument governing the securities that the book-entry security will be so exchangeable.

Any book-entry security that is exchangeable in accordance with the preceding sentence will be exchangeable for securities registered in such names as DTC directs.

If one of the events described in the immediately preceding paragraph occurs, DTC is generally required to notify all participants of the availability through DTC of definitive securities. Upon surrender by DTC of the book-entry security representing the securities and delivery of instructions for re-registration, the registrar, transfer agent, trustee or depositary, as the case may be, will reissue the securities as definitive securities. After reissuance of the securities, those persons will recognize the beneficial owners of such definitive securities as registered holders of securities.

Except as described above:

•	a book-entry security may not be transferred except as a whole book-entry security by or among DTC, a nominee of DTC and/or a successor depositary appointed by us; and

•

DTC may not sell, assign or otherwise transfer any beneficial interest in a book-entry security unless the beneficial interest is in an amount equal to an authorized denomination for the securities evidenced by the book-entry security.

None of us, any trustee, any registrar and transfer agent or any depositary, or any agent of any of them, will have any responsibility or liability for any aspect of DTC’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a book-entry security.

PLAN OF DISTRIBUTION

We may sell the offered securities through the solicitation of proposals of underwriters or dealers to purchase the offered securities, through underwriters or dealers on a negotiated basis, through agents or directly to a limited number of purchasers or to a single purchaser.

The prospectus supplement with respect to each offering of securities will set forth the terms of such offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the offered securities and the proceeds to us from their sale;

•	any underwriting discounts and commissions and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange on which the offered securities may be listed.

Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Underwriters

If underwriters are used in the sale, they will acquire the offered securities for their own account and may resell them on one or more occasions in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of securities will be named in the prospectus supplement relating to such offering and, if an underwriting syndicate is used, the names of the managing underwriter or underwriters will be set forth on the cover of that prospectus supplement. Unless otherwise set forth in the prospectus supplement relating thereto, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the offered securities if any are purchased.

Dealers

If dealers are utilized in the sale of offered securities, we will sell such offered securities to the dealers as principals. The dealers may then resell such offered securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the applicable prospectus supplement.

Agents

The offered securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the offered securities will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best-efforts basis for the period of its appointment.

Direct Sales

The offered securities may be sold directly by us to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the applicable prospectus supplement.

Indemnification

Agents, dealers and underwriters and the persons who control them may be entitled under agreements with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which these agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of business.

Remarketing

The offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment under their terms, or otherwise, by one or more firms (“remarketing firms”), acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreement, if any, with its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as such term is defined in the Securities Act, in connection with the offered securities they remarket. Remarketing firms may be entitled, under agreements that may be entered into with us, to indemnification or contribution by us against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions or perform services for us and our subsidiaries in the ordinary course of business.

No Assurance of Liquidity

The offered securities may or may not be listed on a national securities exchange. You should read the prospectus supplement for a discussion of this matter. We cannot assure you there will be a market for any of the offered securities.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters will be passed upon for us by Mark C. Darrell, who serves as our Senior Vice President, General Counsel and Chief Compliance Officer, or Akin Gump Strauss Hauer & Feld, LLP, New York, New York and for any underwriters by Pillsbury Winthrop Shaw Pittman LLP, New York, New York. Mr. Darrell is a salaried employee and earns stock-based compensation on our common stock. Pursuant to various stock and employee benefit plans, Mr. Darrell is eligible to purchase and receive shares of our common stock and to receive options to purchase shares of our common stock.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K, and the effectiveness of The Laclede Group, Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The audited historical financial statements of Alabama Gas Corporation included in Exhibit 99.1 of The Laclede Group, Inc.’s Current Report on Form 8-K dated June 3, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Missouri Gas Energy as of December 31, 2012 and 2011, and for the period from March 26, 2012 to December 31, 2012, the period from January 1, 2012 to March 25, 2012, and the years ended December 31, 2011 and 2010, incorporated by reference in this prospectus have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.